Exhibit 99.3
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
March 10, 2009
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the accompanying consolidated balance sheets of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, cash flows, shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, effective January 1, 2007.
On March 10, 2009, we reported separately to the Shareholders of Goldcorp Inc. that we have also audited, in accordance with Canadian generally accepted auditing standards, consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2009

Management’s Report on Internal Control over Financial Reporting
Management of Goldcorp Inc (“Goldcorp”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.
We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which we hold a 37.5% interest and is proportionately consolidated in the Company’s consolidated financial statements, because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 20% of revenues, 27% of earnings from operations and 6% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2008.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2008, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2008, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
March 10, 2009
2     |     GOLDCORP

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited, (“Alumbrera”) in which it holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 20% of revenues, 27% of earnings from operations and 6% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 10, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 — Comprehensive Income, 3251 - Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges effective January 1, 2007.

Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2009
GOLDCORP     |     3

Consolidated Statements of Earnings
Years Ended December 31
(US dollars in millions, except for share and per share amounts)

	Note	2008	2007	2006

Revenues		$2,419.6	$2,206.8	$1,649.4

Operating expenses		1,164.2	953.8	613.1
Depreciation and depletion		499.1	465.1	304.3

Earnings from mine operations		756.3	787.9	732.0

Corporate administration (1)		136.7	132.9	83.0
Exploration		66.5	42.7	27.6
Write-down of mining interests	4(d) & 9(l)	47.1	—	174.7

Earnings from operations		506.0	612.3	446.7

Other income (expense)
Interest and other income		28.3	20.5	17.8
Interest expense and finance fees		(7.2)	(44.7)	(44.8)
Share of income of equity investee		3.9	0.1	—
Gain (loss) on foreign exchange	13(b)	1,058.9	(49.4)	5.3
Loss on non-hedge derivatives	13(a)	(2.6)	(23.5)	(4.0)
Gain (loss) on securities, net	13(a)	(105.9)	5.5	(5.0)
Gain on disposition of mining interests	4(c), (d) & (e)	2.6	51.0	—
Gain on disposition of Silver Wheaton shares	4(b) & 18(a)(iii)	292.5	—	109.8
Dilution gains	18(a) & (b)	2.2	10.0	63.8

		1,272.7	(30.5)	142.9

Earnings from continuing operations before taxes and non-controlling interests		1,778.7	581.8	589.6
Income and mining taxes	14	(295.4)	(160.3)	(153.2)
Non-controlling interests	18	(7.7)	(46.1)	(35.8)

Earnings from continuing operations		1,475.6	375.4	400.6
Earnings from discontinued operations	6	—	84.7	7.7

Net earnings		$1,475.6	$460.1	$408.3

(1) Stock option expense (a non-cash item) included in Corporate administration	19(b) & (c)	$42.6	$41.2	$22.7

Earnings per share from continuing operations
Basic		$2.07	$0.53	$0.92
Diluted		2.06	0.53	0.91

Net earnings per share
Basic		$2.07	$0.65	$0.94
Diluted		2.06	0.65	0.93

Weighted-average number of shares outstanding (000’s)	19(e)
Basic		711,862	704,868	435,189
Diluted		715,434	708,720	441,264
The accompanying notes form an integral part of these consolidated financial statements.
4     |     GOLDCORP

Consolidated Balance Sheets
At December 31
(US dollars in millions)

	Note	2008	2007

Assets
Cash and cash equivalents	21	$262.3	$510.8
Marketable securities	13(a)	10.1	25.8
Accounts receivable		178.6	154.5
Income and mining taxes receivable		15.6	43.3
Future income and mining taxes	14	3.3	10.7
Inventories and stockpiled ore	7	226.2	191.4
Other	8	66.2	15.3

Current assets		762.3	951.8
Mining interests	9	17,062.5	16,452.8
Deposits on mining interest expenditures		230.8	—
Goodwill	9	761.8	815.6
Silver interests	10	—	385.3
Stockpiled ore	7	92.6	76.2
Investments	13(a)	71.9	228.0
Other	11	26.9	42.5

		$19,008.8	$18,952.2

Liabilities
Accounts payable and accrued liabilities		$294.0	$277.3
Future income and mining taxes	14	181.5
Current portion of long-term debt	12	—	28.6
Current derivative instrument liability	13(a)	—	15.5

Current liabilities		475.5	321.4
Income and mining taxes payable		28.0	33.5
Future income and mining taxes	14	3,203.9	3,858.3
Long-term debt	12	5.3	1,036.3
Reclamation and closure cost obligations	15	273.1	261.3
Other	16	12.7	13.2

		3,998.5	5,524.0

Non-controlling interests	18	51.2	449.6

Shareholders’ Equity
Common shares, share purchase warrants and stock options	19	12,625.2	11,930.4

Retained earnings		2,237.0	890.1
Accumulated other comprehensive income	20	96.9	158.1

		2,333.9	1,048.2

		14,959.1	12,978.6

		$19,008.8	$18,952.2

Commitments and contingencies (notes 13(b) & 24)
Approved by the Board of Directors:

Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     5

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in millions)

	Note	2008	2007	2006

Operating Activities
Earnings from continuing operations		$1,475.6	$375.4	$400.6
Reclamation expenditures	15	(17.8)	(12.0)	(6.4)
Items not affecting cash
Depreciation and depletion		499.1	465.1	304.3
Stock option expense	19(b) & (c)	42.6	41.2	22.7
Share of income of equity investee		(3.9)	(0.1)	—
Unrealized loss (gain) on non-hedge derivatives	13(a)	(7.6)	3.6	4.0
Loss (gain) on securities, net	13(a)	105.9	(5.5)	5.0
Gain on disposition of mining interests	4(c), (d), & (e)	(2.6)	(51.0)	—
Gain on disposition of Silver Wheaton shares	4(b)	(292.5)	—	(109.8)
Write-down of mining interests	4(d) & 9(l)	47.1	—	174.7
Dilution gains	18(a) & (b)	(2.2)	(10.0)	(63.8)
Future income and mining taxes	14	157.3	(43.3)	(62.7)
Non-controlling interests	18	7.7	46.1	35.8
Unrealized loss (gain) on foreign exchange and other	13(b)	(1,075.5)	55.2	2.7
Change in non-cash working capital	21	(67.2)	(214.0)	56.6

Cash provided by operating activities of continuing operations		866.0	650.7	763.7

Cash provided by (used in) operating activities of discontinued operations	6	—	73.2	(2.7)

Investing Activities
Acquisitions, net of cash acquired	4(a) & 21	(553.0)	(204.9)	(1,549.2)
Expenditures on mining interests	23	(1,141.2)	(871.4)	(472.2)
Deposits on mining interest expenditures	23	(230.8)	—	—
Proceeds from disposition of mining interests, net of cash sold	4(d), (e) & (f)	—	216.9	—
Proceeds from disposition of Silver Wheaton shares, less cash	4(b) & 18(a)(iii)	1,505.1	—	189.0
Silver interests	10	—	(57.7)	(285.4)
Purchase of securities		(20.4)	(49.8)	(98.9)
Proceeds from sale of securities		0.2	42.5	7.8
Decrease (increase) in restricted cash		—	65.0	(65.0)
Other		(1.6)	1.8	(0.7)

Cash used in investing activities of continuing operations		(441.7)	(857.6)	(2,274.6)

Cash used in investing activities of discontinued operations	6	—	(5.2)	(0.9)

Financing Activities
Long-term debt borrowings		206.1	1,406.0	1,465.0
Long-term debt repayments		(845.0)	(1,266.1)	(620.0)
Common shares issued, net		103.8	70.0	527.5
Shares issued by subsidiaries to non-controlling interests	18(a) & (b)	3.9	39.4	185.0
Dividends paid to common shareholders		(128.7)	(126.9)	(79.1)

Cash provided by (used in) financing activities		(659.9)	122.4	1,478.4

Effect of exchange rate changes on cash and cash equivalents		(12.9)	1.0	0.2

Decrease in cash and cash equivalents		(248.5)	(15.5)	(35.9)
Cash and cash equivalents, beginning of year		510.8	526.3	562.2

Cash and cash equivalents, end of year		$262.3	$510.8	$526.3

Supplemental cash flow information (note 21)
The accompanying notes form an integral part of these consolidated financial statements.
6     |     GOLDCORP

Consolidated Statements of Shareholders’ Equity

(US dollars in millions, shares in thousands)

						Accumulated
			Share			Other
	Common Shares		Purchase	Stock	Retained	Comprehensive
	Shares	Amount	Warrants	Options	Earnings	Income	Total

At January 1, 2006	339,642	$2,322.5	$286.8	$44.5	$218.1	$101.9	$2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 5(a))	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 5(c))	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/cancelled and restricted share units issued and vested (notes 19(b) and (c))	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised (note 19(a))	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued (note 19(a))	—	(38.9)	38.9	—	—	—	—
Fair value of stock options and restricted share units issued and vested (notes 19(b) and (c))	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	11,663.5	42.1	120.2	547.3	101.9	12,475.0
Changes in accounting policies (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	11,663.5	42.1	120.2	556.9	144.1	12,526.8
Stock options exercised and restricted share units issued and vested (notes 19(b) and (c))	4,812	109.1	—	(39.2)	—	—	69.9
Share purchase warrants exercised (note 19(a))	14	0.2	(0.1)	—	—	—	0.1
Fair value of stock options and restricted share units issued and vested (notes 19(b) and (c))	—	—	—	34.6	—	—	34.6
Dividends declared	—	—	—	—	(126.9)	—	(126.9)
Net earnings	—	—	—	—	460.1	—	460.1
Other comprehensive income	—	—	—	—	—	14.0	14.0

At December 31, 2007	708,351	11,772.8	42.0	115.6	890.1	158.1	12,978.6

Stock options exercised and restricted share units issued and vested (notes 19(b) and (c))	5,667	152.2	—	(48.4)	—	—	103.8
Fair value of stock options and restricted share units issued and vested (notes 19(b) and (c))	—	—	—	40.4	—	—	40.4
Shares, options and warrants issued on Gold Eagle acquisition (note 4(a))	15,582	536.6	8.0	6.0	—	—	550.6
Dividends declared	—	—	—	—	(128.7)	—	(128.7)
Net earnings	—	—	—	—	1,475.6	—	1,475.6
Other comprehensive income	—	—	—	—	—	(61.2)	(61.2)

At December 31, 2008	729,600	$12,461.6	$50.0	$113.6	$2,237.0	$96.9	$14,959.1

Shareholders’ equity (note 19), Accumulated other comprehensive income (note 20)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     7

Consolidated Statements of Comprehensive Income
Years Ended December 31
(US dollars in millions)

	2008	2007	2006

Net earnings	$1,475.6	$460.1	$408.3
Other comprehensive income (loss):
Gain (loss) on available-for-sale securities, net of tax expense of $0.6 million (2007 - tax recovery of $7.8 million) (note 13(a))	(124.0)	36.4	—
Reclassification adjustment for losses (gains) included in net earnings, net of tax recovery of $nil (2007 - $1.2 million) (note 13(a))	111.0	(21.1)	—
Adjustment arising from acquisition of Gold Eagle (note 4(a))	(29.2)	—	—
Adjustment arising from disposition of Silver Wheaton shares (note 4(b))	(17.7)	—	—
Non-controlling interests	(1.3)	(1.3)	—

Other comprehensive income (loss)	(61.2)	14.0	—

Comprehensive income	$1,414.4	$474.1	$408.3

The accompanying notes form an integral part of these consolidated financial statements.
8     |     GOLDCORP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2008, 2007 And 2006
(in United States dollars, except where noted, tabular amounts in millions)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include Cochenour at Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At December 31, 2008, Goldcorp also owned a 66% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (note 4(c)). Subsequent to this acquisition, Goldcorp’s interest in the Porcupine and Musselwhite gold mines increased to 100%.

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton Corp. with continuing involvement represented by its contractual requirement to sell silver to Silver Wheaton from its Peñasquito and San Dimas mines (note 4(b)).

During the first quarter of 2008, Goldcorp’s 21% equity interest in Peak Gold Ltd. (“Peak Gold”) was reduced to 18% upon exercise of special warrants, at which time the investment was designated as available-for-sale and valued at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold with the new combined company carrying on as New Gold. As a result, Goldcorp’s investment in Peak Gold converted into a 7% ownership of New Gold Ltd. (“New Gold”) (note 4(d)).

On September 25, 2008, Goldcorp acquired the net assets of Gold Eagle Mines Ltd. which includes a gold exploration project southwest of Goldcorp’s Red Lake mine (note 4(a)).
GOLDCORP     |     9

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at December 31, 2008, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned
Red Lake Gold Mines (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes, Gold Eagle (note 4(a))
Porcupine Mine (“Porcupine”) (1)(5)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”) (1)(5)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”) (3)	Canada	66%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”) (4)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
San Dimas Mine (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mine
Los Filos Mine (“Los Filos”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	Los Filos and Nukay mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”) (4)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”) (4)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, Incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”) (4)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”) (4)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”) (4)	Honduras	100%	Consolidated	San Martin mine (in reclamation)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward (note 5(b)).

(2)	The results of Goldcorp include Virginia Gold Mines Inc from March 31, 2006, the date of acquisition, onward (note 5(c)).

(3)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (note 18(b)).

(4)	The results of Goldcorp include Glamis Gold Ltd. from November 4, 2006, the date of acquisition, onward (note 5(a)).

(5)	The results of Goldcorp include a 51% and 68% interest in Porcupine and Musselwhite respectively which are proportionately consolidated from May 12, 2006 to December 21, 2007, and 100% consolidated thereafter (notes 5(b) and 4(c)).
All intercompany transactions and balances have been eliminated.
Variable Interest Entities (“VIE’s”), as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities,” are entities in which equity investors do not have the characteristics of a “controlling financial interest’’ or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.
10     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit and of recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization of mining interests, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the expected economic lives of and estimated future operating results and net cash flows from mining interests, the expected costs of reclamation and closure cost obligations and assumptions used to determine the present value of such obligations and the related accretion expense, the assumptions used in accounting for stock-based compensation, the assumptions used in measuring the pension benefit obligation and accrued benefit liability, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities and the fair values of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when the significant risks and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonable determinable. In circumstances when title is retained to protect the financial security interests of the seller, revenue is recognized when the significant risks and rewards of ownership have passed. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

(e)	Investments in entities subject to significant influence

The Company conducts a portion of its business through equity interests in entities on which it exercises significant influence. These interests are accounted for under the equity method. The Company’s investment is initially recorded at the consideration amount on the date the equity interests are acquired. Thereafter, the Company records its equity share of the equity investees’ income or loss from operations as an increase or decrease to the carrying amounts of its investments. These investments are included in mining interests.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(g)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.
GOLDCORP     |      11

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and other by-products in doré or concentrate form). Production costs are added to in process inventory based on the current mining cost incurred up to the point prior to refining process, including applicable overhead, depreciation, depletion and amortization relating to mining interests, and removed at the average production cost per recoverable ounce of gold.
The recovery of gold from certain oxide ores is achieved through the heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines, and at the former Amapari mine (note 4(d)). Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Production costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests, and are removed from ore on leach pads as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

In-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and replacement cost.

(h)	Mining interests

Mining interests represent capitalized costs of acquisition of production, development and exploration stage properties, expenditures related to the development of mining properties, related plant and equipment and expenditures related to economically recoverable exploration. Capitalized costs for plant and equipment are depreciated using the straight-line method over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred.

Costs associated with mining properties are allocated to reserves, resources and exploration potential. The reserve value is noted as depletable mining properties in Note 9. The value associated with resources and exploration potential is the value beyond proven and probable reserves which includes amounts assigned from costs of property acquisitions. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value are noted as non-depletable mining properties in Note 9. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to a property acquisition represent the property’s fair value at the time it was acquired as an individual asset purchase or as part of a business combination and are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable, the capitalized costs are written-off.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date
12     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.
Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the mineral deposit, in the accounting period when the expenditure is made, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company. Management evaluates the following criteria in its assessment:
•	Geology: whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. A history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: mineral property can be processed economically at accessible mining and processing facilities where applicable.

•	Life of Mine Plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore-body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
•	There is a probable future benefit that will contribute to future cash inflows;

•	The Company can obtain the benefit and control access to it; and

•	The transaction or event giving rise to the benefit has already occurred.
Capitalized costs of mining properties are depleted and amortized when commercial production begins. The value allocated to reserves is depleted on a unit-of-production method based on the estimated recoverable ounces contained in proven and probable reserves at the mine.

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.
Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in
GOLDCORP      |      13

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short-term nature of these expenditures matches the benefit of the ore being mined.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized to the related property. Stripping costs incurred during the production phase are depleted on a unit-of-production method over the reserves that directly benefit from the specific stripping activity. Regular waste removal that does not give rise to future benefits is expensed as incurred.

Interest expense allocable to the costs of developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties reach commercial production and facilities are ready for their intended use.

Upon sale or abandonment, the carrying amounts of the properties and plant and equipment and related accumulated depreciation and depletion is removed from the accounts and any associated gains or losses are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the related assets. An impairment loss is measured and recorded based on discounted estimated future net cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value of goodwill over the implied fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver interests

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of this asset is allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. An evaluation of the carrying value of each contract is undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value, a write-down is recorded for the excess amount with a charge to earnings.
14     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(k)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future income tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Future tax assets and liabilities are monetary assets. Balances denominated in other than United States dollars (“US dollars”) are translated into US dollars using the current exchange rate at the balance sheet date.

(l)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records a liability for the estimated future costs of reclamation and closure of operating and inactive mines and development projects, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value is determined using the Company’s credit adjusted risk free interest rate. The estimated present value of asset retirement obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligation arise due to changes in legal or regulatory requirements; the extent of environmental remediation required and cost estimates. The present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantified. Asset retirement obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Asset retirement obligations related to inactive mines are charged directly to earnings.

(m)	Employee pension plans

The Company has various defined contribution and defined benefit pension plans that provide pension benefits to most of its salaried and hourly employees. The Company does not provide other post-employment benefits such as health care or life insurance.

Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred.

The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefit obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Cumulative actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are deferred and amortized over the expected average remaining service life of the plan participants (“EARSL”), which ranges from 4 to 20 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.
GOLDCORP     |      15

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(n)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interests’ share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.
16     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(o)	Foreign currency translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash and cash equivalent balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Prior to April 1, 2005, the Canadian dollar (“C$”) was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into US dollars until this date using the current rate method whereby all assets and liabilities were translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items were translated at the average rate of exchange for the period; and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of Accumulated Other Comprehensive Income (“AOCI”). The FETA balance at December 31, 2008 represents the cumulative translation adjustment to April 1, 2005 and will remain in AOCI until the related foreign operation is disposed of.

(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price are below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period.

(q)	Share-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

Restricted share units (“RSU’s) granted to employees and directors are settled in equity and are measured based on the market value for the underlying shares at the date of grant. The value of the RSU’s are recognized as compensation expense over their vesting periods.

(r)	Financial instruments

The Company’s financial instruments consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, long-term debt and copper forward contracts. Cash and short-term money market investments are classified as held-for-trading and recorded at fair value. Accounts receivable are classified as loans and receivables. Marketable securities and investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading. Assets classified as available-for-sale are measured at fair value with mark-to-market gains and losses excluded from net income and included in other comprehensive income until such gains or losses are realized or an other than temporary decline in fair value is determined to have occurred. Factors that contribute to an other than temporary decline in fair value of an available-for-sale investment in equity securities include a significant and prolonged decline in fair value below its cost and significant changes with adverse effects that have taken place in the market, economic and legal environments in which the issuer operates. The fair value of marketable securities and investments in equity securities are based on quoted market prices.
GOLDCORP      |      17

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of a derivative and are classified as held-for-trading. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. Fair values of warrants held are estimated using the Black-Scholes option pricing model.

Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Goldcorp uses copper forward contracts to mitigate the risk of copper price changes on copper sales at Alumbrera. These contracts meet the definition of a derivative and do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in earnings in the period they occur. Fair values of these contracts are estimated by reference to quoted market prices for actual or similar instruments where available.

Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

The Company employs foreign currency forward and options contracts, from time to time, to manage exposure to fluctuations in foreign currency exchange rates. At December 31, 2008 and 2007, there were no such contracts outstanding.
3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2007

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 – Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 3865 – Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”) and establish the standards for hedge accounting. As a result of adopting these new standards: the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million in AOCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to AOCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments; a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measured at fair value instead of cost; and a non-cash decrease of $1.5 million to opening retained earnings for the change in accounting for debt financing costs.
18      |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Accounting Policies Implemented Effective January 1, 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. The new CICA Handbook Sections 3862 – Financial Instruments – Disclosure and 3863 – Financial Instruments – Presentation which replaced Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”) incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments (note 13(b)). The new CICA Handbook Section 1535 – Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with the capital requirements and, if the entity has not complied, the consequences of such non-compliance (note 17).

The new CICA Handbook Section 3031 – Inventories (“Section 3031”), which replaced CICA Handbook Section 3030 – Inventories, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations. The amount of inventories recognized as an expense during the period is included in operating expenses in the Consolidated Statements of Earnings.

On July 1, 2008, the Company adopted EIC 172 – Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC 172”). EIC 172 requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in other comprehensive income be recognized in net income. The adoption of EIC 172 did not result in a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective January 1, 2009

In February 2008, the CICA issued a new Handbook Section 3064 – Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 – Goodwill and Other Intangible Assets (“Section 3062”) and 3450 – Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section is applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The adoption of this section in 2009 will not have a material impact to the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.
GOLDCORP      |      19

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
International Financial Reporting Standards

In February, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the fourth quarter of 2008, the Company commenced the scoping and planning phase of its changeover plan. The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company has substantially completed the scoping and planning phase. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.
20     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	Asset Acquisition – Gold Eagle Mines Ltd.

On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada.

Upon the closing of the transaction, Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million warrants to former Gold Eagle shareholders. The common shares were valued at the September 25, 2008 closing price of Goldcorp shares on the TSX (C$35.60), and the warrants and options were valued at fair value using the Black-Scholes option pricing model.

The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase price:
Cash paid	$701.3
15.6 million common shares issued	536.6
0.6 million stock options issued	6.0
0.8 million warrants issued	8.0
Original cost of Gold Eagle shares owned prior to the closing of the transaction	26.7
Transaction costs	8.2

$1,286.8

Net assets acquired:
Cash and cash equivalents	$148.3
Non-cash operating working capital	(2.5)
Mining interests	1,604.5
Future income tax liabilities	(463.5)

$1,286.8

At the date of acquisition, the cumulative mark-to-market gain on Gold Eagle shares owned prior to the transaction and classified as available-for-sale investments of $29.2 million was removed from other comprehensive income and netted against the total purchase price (note 13(a)). The assets and liabilities acquired have been assigned to and included in the Red Lake reporting unit.

(b)	Disposition of Silver Wheaton Shares

On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1,571.0 million.

After deducting the book value of the Silver Wheaton shares ($546.0 million) and transaction costs ($55.7 million), the Company had excess consideration of $969.3 million on the sale of its Silver Wheaton shares of which $292.5 million was recorded in net earnings in the first quarter of 2008. This amount represents the portion of the gain related to the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni ($279.4 million), the realization of $17.7 million of accumulated OCI related to Silver Wheaton’s investments less $4.6 million of other liabilities. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $156 million, which was recorded as a future income tax expense in the first quarter of 2008.
GOLDCORP      |      21

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
As a result of the Company having contracts to sell silver to Silver Wheaton from San Dimas, Los Filos and Peñasquito at approximately $4 per ounce, the remaining $689.9 million of excess consideration has been deferred and applied as a reduction to mining properties, plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million, respectively). In addition, the book values of the San Dimas and Peñasquito silver interests attributable to Silver Wheaton was applied as a reduction to mining properties, plant and equipment at San Dimas and Peñasquito ($310.6 million and $504.3 million, respectively).

The Company realized proceeds net of cash held by Silver Wheaton of $1,505.1 million (proceeds of $1,571.0 million less transaction costs of $55.7 million and cash held by Silver Wheaton of $10.2 million).

The results of Silver Wheaton were consolidated prior to this disposition (note 18(a)). As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the San Dimas, Los Filos and Peñasquito silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these consolidated financial statements.

(c)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.

The La Coipa operations were reclassified as discontinued operations in the 2007 consolidated financial statements (note 6), with restatement from May 12, 2006, the date of acquisition (note 5(b)). A gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these consolidated financial statements at 51% and 68%, respectively, from May 12, 2006 to December 21, 2007 and at 100% thereafter.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the purchase price allocated as follows:

Purchase price:
Cash paid	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7

$312.2

Net assets acquired:
Cash and cash equivalents	$1.6
Non-cash operating working capital	10.3
Mining interests	345.8
Other assets	11.9
Future income tax liabilities	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)

$312.2

Prior to the closing of the above transaction, the Porcupine Joint Venture disposed of a property consisting of a decommissioned mine and mill in Timmins, Ontario. Goldcorp recognized a gain of $10.8 million from the sale of this property. For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with Emerging Issues Committee Abstract 152.
22     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(d)	Disposition of Amapari and Peak Mines

During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in share considerations, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction. The Amapari and Peak mines were not classified as discontinued operations in 2007 as Goldcorp continued at the time to have a significant influence through its equity interest in Peak Gold.

Summary of assets and liabilities sold:

Net assets sold:
Cash and cash equivalents	$6.1
Non-cash operating working capital	16.9
Mining interests	284.1
Other assets	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other liabilities	(1.9)

$258.8

Net proceeds:
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

$299.0

The Company recorded a $174.7 million write-down in 2006 of its mining interests in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006.

Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was classified as available-for-sale and valued at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (“New Gold”), with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold is classified as available-for-sale (note 13(a)).

(e)	During the fourth quarter of 2008, the Company sold certain mining interests in exchange for reclamation and closure cost obligations assumed by the purchaser and recognized a gain of $2.6 million ($ 0.5 million, net of tax).

(f)	On February 1, 2007, a wholly owned subsidiary of Goldcorp completed the sale of other mining interests for cash of $24 million and $2 million in common shares of an investment which was classified as available-for-sale. The proceeds received approximated the net book value of the mining interests sold.
GOLDCORP      |      23

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
5.	BUSINESS COMBINATIONS
(a)	Glamis Gold Ltd

On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that their respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (''SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which previously gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option which gives the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

The business combination was accounted for using the purchase method of accounting, with Goldcorp being identified as the acquirer and Glamis as the acquiree. These consolidated financial statements include the operating results of Glamis since November 4, 2006.

The cost of the acquisition includes the fair value of the Goldcorp shares issued and is based on the deemed issuance of 283.2 million Goldcorp common shares at $28.71 per share, plus SAR’s of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71 per share, plus 2.8 million stock options of Glamis exchanged for 4.7 million stock options of Goldcorp with a fair value of $82.1 million, plus Goldcorp’s transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp common shares two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model.

The allocation of the purchase price was finalized in the fourth quarter of 2007, which resulted in an $837.9 million increase in the amount initially recorded for mining interests, a $524.6 million decrease to goodwill, a $354.7 million increase in future income tax liabilities and a net increase in other balances of $41.4 million.

The final allocation of the purchase price was as follows:

Purchase price:
283.2 million common shares issued and cash paid	$8,129.0
0.4 million common shares issued on exercise of Glamis SAR’s	11.4
4.7 million stock options issued in exchange for Glamis stock options	82.1
Transaction costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.3
Current assets	71.4
Mining interests	10,624.1
Other assets	29.0
Current liabilities	(63.8)
Long-term debt	(80.0)
Future income tax liabilities, net	(2,659.7)
Reclamation and closure cost obligations	(34.9)
Goodwill	283.1

$8,242.5

24      |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates, and also taking into account all available information at the time of acquisition and when the allocation was finalized. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in the fourth quarter of 2007, supporting management’s allocation of the purchase price.

(b)	Placer Dome Inc Mining Assets

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 12(b)) in the amount of $1.3 billion and cash on hand. Goldcorp acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver-gold mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of these Canadian exploration interests to Terrane (note 18(b)). On December 21, 2007, Goldcorp acquired the remaining 49% and 32% interests in the Porcupine and Musselwhite gold mines and disposed of its interest in the La Coipa silver-gold mine (note 4(c)).

This business combination was accounted for using the purchase method of accounting, with Goldcorp identified as the acquirer and the Placer Dome operations as the acquiree. These consolidated financial statements include the results of the Placer Dome operations since May 12, 2006.

The allocation of the purchase price of the Placer Dome operations was as follows:

Purchase price:
Cash paid	$1,593.4
Transaction costs	10.0

$1,603.4

Net assets acquired:
Current assets	$69.8
Mining interests	1,653.7
Other assets	16.1
Current liabilities	(51.7)
Future income tax liabilities	(353.3)
Reclamation and closure cost obligations	(129.2)
Other liabilities	(6.4)
Goodwill	404.4

$1,603.4

For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.
GOLDCORP      |      25

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
An independent valuation of the significant assets acquired was completed in February 2007, supporting management’s allocation of the purchase price.

(c)	Virginia Gold Mines Inc

On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc (“Virginia”) which includes the Éléonore gold project in Canada. Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company, Virginia Mines Inc (“New Virginia”), for each issued and outstanding Virginia share.

This acquisition was accounted for as a business combination using the purchase method of accounting with Goldcorp identified as the acquirer and Virginia as the acquiree.

The allocation of the purchase price of Virginia was as follows:

Purchase price:
19.3 common shares issued	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp common shares at a conversion rate of 0.4 shares per warrant	3.6
Transaction costs	4.0

$405.9

Net assets acquired:
Current assets	$1.2
Mining interest	692.0
Current liabilities	(0.9)
Future income tax liabilities	(286.4)

$405.9

26     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
6.	DISCONTINUED OPERATIONS

As a result of the sale of Goldcorp’s interest in the La Coipa silver-gold mine in the fourth quarter of 2007 (note 4(c)), the results of La Coipa, previously disclosed as a separate operating segment, were retroactively reclassified as discontinued operations in the 2007 consolidated financial statements.

Selected financial information of discontinued operations included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows for the years ended December 31 are as follows:

	2007	2006

Earnings from discontinued operations
Revenues	$128.8	$60.6
Earnings from discontinued operations	56.6	8.5
Interest and other income	0.9	0.3
Income taxes	(19.2)	(1.1)

	38.3	7.7
Gain on disposition (net of tax – $nil)	46.4	—

	$84.7	$7.7

Earnings per share from discontinued operations
Basic and diluted	$0.12	$0.02

Cash flows of discontinued operations
Operating activities	$73.2	$(2.7)
Investing activities	(5.2)	(0.9)

	$68.0	$(3.6)

7.	INVENTORIES AND STOCKPILED ORE

At December 31	2008	2007

Supplies	$106.9	$77.4
Finished goods	15.0	20.4
Work in process	40.8	51.0
Heap leach ore	64.7	43.0
Stockpiled ore	91.4	75.8

	318.8	267.6
Less: non-current heap leach inventory and stockpiled ore	(92.6)	(76.2)

	$226.2	$191.4

The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. For the year ended December 31, 2008, the Company recorded an $8.0 million write-down of heap leach inventory relating to the San Martin mine which is included in “operating expenses”.

Stockpiled ore

The majority of the low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2017. The portion that is to be processed over a period exceeding twelve months is classified as long-term.
GOLDCORP     |     27

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
8.	OTHER CURRENT ASSETS

At December 31	2008	2007

Current derivative asset (note 13(a))	$—	$7.9
Prepaid expenses and other	13.6	7.4
Sales/indirect taxes recoverable	52.6	—

	$66.2	$15.3

9.	MINING INTERESTS

	2008			2007
		Accumulated			Accumulated
		depreciation			depreciation
At December 31	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$15,872.6	$(792.5)	$15,080.1	$15,564.3	$(532.0)	$15,032.3
Plant and equipment	2,448.2	(465.8)	1,982.4	1,790.9	(370.4)	1,420.5

	$18,320.8	$(1,258.3)	$17,062.5	$17,355.2	$(902.4)	$16,452.8

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and
At December 31	Depletable	depletable	Total	equipment	2008	2007

Red Lake (a)(k)	$354.0	$2,127.2	$2,481.2	$291.8	$2,773.0	$1,170.6
Porcupine (a)(h)(l)	67.6	191.0	258.6	182.9	441.5	512.9
Musselwhite (a)(h)	56.0	154.7	210.7	126.6	337.3	329.6
Éléonore gold project	—	805.3	805.3	—	805.3	728.0
Terrane (c)	—	189.5	189.5	—	189.5	171.7
Wharf	15.1	—	15.1	6.4	21.5	5.4
Marigold (b)	50.6	115.8	166.4	40.0	206.4	202.5
San Dimas (d)(e)	15.0	—	15.0	3.9	18.9	780.2
Los Filos (e)	286.6	169.1	455.7	267.8	723.5	739.1
El Sauzal (b)	101.2	154.0	255.2	17.2	272.4	359.6
Peñasquito (b)(d)(i)	—	8,570.2	8,570.2	744.5	9,314.7	9,477.4
Mexican exploration projects	—	167.3	167.3	—	167.3	166.8
Alumbrera	360.0	—	360.0	206.1	566.1	616.3
Marlin (b)	448.8	286.8	735.6	66.7	802.3	823.0
Cerro Blanco (b)	—	44.4	44.4	3.2	47.6	35.7
Corporate and other (m)	—	—	—	23.3	23.3	10.4

	$1,754.9	$12,975.3	$14,730.2	$1,980.4	$16,710.6	$16,129.2

Equity Investments
Pueblo Viejo (a)(f)	—	262.1	262.1	—	262.1	133.7
El Limón project (f)	—	87.8	87.8	2.0	89.8	89.8
Peak Gold (g)	—	—	—	—	—	100.1

	—	349.9	349.9	2.0	351.9	323.6

	$1,754.9	$13,325.2	$15,080.1	$1,982.4	$17,062.5	$16,452.8

28     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

At December 31	2008	2007

Red Lake (a)	$404.4	$404.4
Peñasquito (b)	283.1	283.1
Los Filos	74.3	74.3
Silver Wheaton (j)	—	53.8

	$761.8	$815.6

(a)	The net book values include the purchase price allocated according to the fair values of the Placer Dome mining assets acquired (note 5(b)).

(b)	The net book values include the purchase price allocated according to the fair values of the Glamis mining assets acquired (note 5(a)).

(c)	The net book values include the fair values of Terrane’s mining interests acquired (note 18(b)).

(d)	Included in the carrying value of the San Dimas and Peñasquito mines at December 31, 2007 is the value of mining properties attributable to the Silver Wheaton silver contract which were $204.8 million for San Dimas and $504.3 for Peñasquito (note 10(a)). As a result of the disposition of Silver Wheaton (note 4(b)), this amount at December 31, 2008 is $nil.

(e)	San Dimas was formerly reported as “Luismin” and included the Nukay mine, which is now included with Los Filos. The comparative period has been reclassified.

(f)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(g)	In April 2007, the Company completed its transaction to dispose of the Amapari and Peak mines for a 22% interest in Peak Gold. The Company’s interest was reduced in the first quarter of 2008 and significant influence was lost during the second quarter of 2008, at which time the interest was reclassified to available-for-sale investments (notes 4(d) and 13(a)).

(h)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(c)), and, as a result, the mining interests at December 31, 2007 and 2008 reflect the Company’s 100% ownership of those assets.

(i)	The Company capitalized $1.4 million of interest in 2008 (2007 – $10.9 million) related to the Peñasquito project.

(j)	In February 2008, the Company completed the sale of its interest in Silver Wheaton (note 4(b)).

(k)	On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. The mining interests of Gold Eagle are included in Red Lake (note 4(a)).

(l)	The Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit in Porcupine in the fourth quarter of 2008 as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008.

(m)	The net book values include San Martin, which was acquired during the Glamis acquisition (note 5(a)) and commenced reclamation activities in October 2007.
10.	SILVER INTERESTS

On February 14, 2008, Goldcorp sold its shares in Silver Wheaton (note 4(b)) and accordingly, disposed of its silver interests noted below. The following table presents the silver interests which were held by Silver Wheaton at December 31, 2007.

	2007			2007
		Accumulated			Non-
	Cost	Depreciation	Net	Depletable	Depletable	Total

Yauliyacu (c)	$285.3	$23.1	$262.2	$21.7	$240.5	$262.2
Zinkgruvan	77.9	9.1	68.8	33.7	35.1	68.8
Stratoni (b)	57.7	3.4	54.3	35.4	18.9	54.3

	$420.9	$35.6	$385.3	$90.8	$294.5	$385.3

GOLDCORP      |      29

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.
(a)	On July 24, 2007, Silver Wheaton entered into a transaction to acquire 25% of the silver produced from Goldcorp’s Peñasquito project located in Mexico for the life of mine, for an upfront cash payment of $485 million. The total consideration including transaction costs was included in Peñasquito’s mining interests balance (note 9(c)). In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion plans. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

(b)	On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made upfront cash payment of $57.5 million.

(c)	On March 23, 2006, Silver Wheaton entered into a contract with Glencore International AG’s (“Glencore”) to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006.
11.	OTHER LONG-TERM ASSETS

At December 31	2008	2007

Reclamation deposits	$4.8	$6.6
Sales/indirect taxes recoverable	11.3	18.8
Other	10.8	17.1

	$26.9	$42.5

30     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
12. LONG TERM DEBT

At December 31	2008	2007

C$40 million non-revolving term loan (a)	$5.3	$—
$1.5 billion revolving credit facility (b)	—	645.0
$200 million non-revolving term loan (c)	—	192.9
$300 million revolving term loan (c)	—	227.0

	5.3	1,064.9
Less: current portion of long-term debt	—	28.6

	$5.3	$1,036.3

(a)	On July 8, 2008 Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane’s long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan Project. Under the terms of the credit agreement, Goldcorp has guaranteed the credit facility in exchange for a one-time option to convert its fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan Project. The option can only be exercised during the term of the credit agreement, and only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit. If the option is exercised, the parties will develop and operate the Mt. Milligan Project under a joint operating agreement as set out pursuant to the Option Agreement. The party holding the majority joint venture participating interest in the Mt. Milligan Project will be the operator. The credit and option agreements were approved by Terrane’s shareholders at a special shareholders’ meeting held on August 8, 2008. On September 25, 2008, Terrane drew down on the credit agreement via a 90 day C$6.5 million Bankers Acceptance with an effective interest rate of 3.5%. On December 24, 2008, Terrane rolled over the 90 day Bankers Acceptance for a further 90 days at an effective rate of 1.6%. Terrane has a contractual right to continue to roll over the short-term obligations for the length of the credit agreement and accordingly the amount drawn has been classified as long-term in these consolidated financial statements.

(b)	On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be refinanced or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum depending upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee depending on the Company’s leverage ratio. At December 31, 2008, this facility was undrawn.

(c)	Goldcorp no longer consolidates Silver Wheaton’s loans following the disposition of Silver Wheaton shares on February 14, 2008 (note 4(b)).

(d)	Reclamation letters of credit outstanding at December 31, 2008 totaled $201.3 million (December 31, 2007 — $230.7 million).
GOLDCORP     |     31

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
13. FINANCIAL INSTRUMENTS
(a) Financial assets and liabilities
The Company’s financial instruments consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, long-term debt and copper forward contracts.
The carrying amounts of cash, short-term money market investments, accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
Marketable securities and investments
The Company’s warrants classified as held-for-trading and marketable securities and investments in equity securities classified as available-for-sale are recorded at fair value. Fair values for marketable securities and investments in equity securities are determined using quoted market prices. Fair values for warrants held are determined using the Black Scholes option pricing model. The balances outstanding and the mark-to-market gain (loss) for these instruments at and for the years ended December 31 are as follows:

At December 31	2008	2007

Marketable securities
Marketable securities – Available-for-sale	$10.1	$25.8

Investments
Equity securities – Available for sale	$70.7	$224.3
Warrants – held for trading	1.2	3.7

	$71.9	$228.0

Years ended December 31	2008	2007
	Mark-to
	market loss in	Mark-to-market
Available for sale	OCI	gain in OCI

Marketable securities	$(22.8)	$15.6
Investments in equity securities	(100.6)	13.0

	$(123.4)	$28.6
Future tax (expense) recovery in OCI	(0.6)	7.8

	(124.0)	36.4
Reclassification adjustment for realized gains included in net earnings, net of tax – $nil (2007 - $1.2 million)	(0.2)	(21.1)
Reclassification adjustment for unrealized impairment losses included in net earnings, net of tax – $nil (2007 - $nil)	111.2	—
Adjustment arising from acquisition of Gold Eagle (note 4(a))	(29.2)	—

	$(42.2)	$15.3

32     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

	2008	2007

	Mark-to-	Mark-to-market
	market loss in	loss in net
Warrants – held for trading	net earnings	earnings

Investments	$(2.4)	$(10.0)
Future tax recovery	—	1.2
Non-controlling interest	0.3	1.1

	$(2.1)	$(7.7)

During the year, the Company exercised certain warrants held and realized a gain of $7.5 million.
A net loss of $105.9 million on securities was recognized in 2008, comprised of $7.7 million of realized gains and $113.6 million of unrealized mark-to-market losses (2007 – net gain of $5.5 million; 2006 – net loss of $5.0 million) relating to the Company’s available-for-sale securities and warrants. At December 31, 2008, the Company recognized a future income tax liability of $nil (December 31, 2007 — $1.0 million) that relates to the cumulative mark-to-market gains on the available-for-sale securities and warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at market value the capital gains would be taxed at the appropriate Canadian tax rate.
The fair value of the Company’s investment in New Gold has continued to decline since the Peak Gold/New Gold combination on June 30, 2008 (note 4(d)). New Gold recorded a write-down of $156.9 million on its Amapari mine in its third quarter results which was released subsequent to the release of the Company’s third quarter results. While significant resources remain at Amapari, the additional capital resources required to maintain economic production levels and the limited remaining oxide reserves justified the decision to place the mine on temporary care and maintenance and mining was suspended as of January 2, 2009. In addition, New Gold revised its development plan for the New Afton project with full production now expected for the second half of 2012 instead of the previous expectation of operations commencing in late 2009 with full production in the second quarter of 2011. The adverse changes that have taken place in the economic environment in which New Gold operates and the continued decline in the market price of its shares below the Company’s original cost (market price of shares at June 30, 2008 was C$7.83 per share which dropped continuously to C$1.77 per share at December 31, 2008 with original cost at C$6.70 per share) provide objective evidence that the decline in fair value of the Company’s investment is other than temporary. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in other comprehensive income as at December 31, 2008 and recognized an impairment loss on available-for-sale securities of $81.5 million in earnings during the fourth quarter of 2008.
During the third quarter of 2008, the Company determined that the decline in the fair value of one other investment in equity securities is other than temporary. The adverse changes that have taken place in the economic and political environment in which the equity investee operates and the continued decline in the market price of the equity investee’s shares below the Company’s original cost provide evidence that the decline in fair value of the Company’s investment is other than temporary and that the Company’s investment is impaired. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in other comprehensive income as at December 31, 2008 relating to the investment and recognized an impairment loss on available-for-sale securities of $29.7 million in earnings for the year ended December 31, 2008.
GOLDCORP     |     33

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Derivative Instruments
(i) Copper forward contracts
Commencing in 2006, the Company has entered into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published forward copper prices in an active market.
The forward contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. During the year, the Company’s copper forward contracts relating to its 2008 production were settled resulting in a loss of $2.6 million comprised of a total realized loss of $10.2 million and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million (2007 – total loss of $23.5 million comprised of a realized loss of $19.9 million and a mark-to-market loss of $3.6 million; 2006 – total loss of $4.0 million comprised of unrealized mark-to-market losses). At December 31, 2008, the Company has not entered into any such contracts relating to its future copper production.

At December 31	2008	2007

Current derivative asset, included in other current assets	$—	$7.9
Current derivative liability	—	15.5

Years ended December 31	2008	2007	2006

Realized loss on matured contracts	$(10.2)	$(19.9)	$—
Unrealized mark-to-market gain (loss) on outstanding contracts	7.6	(3.6)	(4.0)

Loss on non-hedge derivatives	$(2.6)	$(23.5)	$(4.0)

(ii) Embedded derivatives
Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at December 31, 2008 and December 31, 2007.
(b) Financial instrument risk exposure
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.
34     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2008 is considered to be negligible. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2008	2007

Cash and cash equivalents	$262.3	$510.8
Accounts receivable	178.6	154.5

	$440.9	$665.3

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2008, the Company generated operating cash flows from continuing activities of $866.0 million (2007 – $650.7 million; $763.7 million).
At December 31, 2008, Goldcorp held cash and cash equivalents of $262.3 million (December 31, 2007 - $510.8 million) and had working capital of $286.8 million (December 31, 2007 – $630.4 million).
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At December 31, 2008, there is no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. On September 25, 2008, Terrane drew down on the credit agreement via a 90 day C$6.5 million ($6.1 million) Bankers Acceptance with an effective interest rate of 3.5%. On December 24, 2008, Terrane rolled over the 90 day Bankers Acceptance for a further 90 days at an effective rate of 1.6%. At December 31, 2008, the amount outstanding was C$6.5 million ($5.3 million).
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

		2008				2007
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$294.0	$—	$—	$—	$294.0	$277.3
Derivative instruments, net	—	—	—	—	—	7.6
Long-term debt re-payments (principal portion)	—	5.3	—	—	5.3	1,064.9
Capital expenditure commitments	245.3	16.9	31.9	—	294.1	530.8
Minimum rental and lease payments	1.6	2.9	2.8	4.1	11.4	19.5

	$540.9	$25.1	$34.7	$4.1	$604.8	$1,900.1

GOLDCORP     |     35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
At December 31, 2008, the Company had reclamation letters of credit outstanding in the amount of $201.3 million (December 31, 2007 – $230.7 million).
In the opinion of management, the working capital at December 31, 2008, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2009 with a focus on bringing Peñasquito to commercial production in January 2010 and further developing Pueblo Viejo are forecasted to be $1.4 billion. These expenditures will be funded partly by cash flows from operations including sales of pre-commercial production at Peñasquito, the $1.5 billion undrawn credit facility and an anticipated project financing loan of $1.0 billion for Pueblo Viejo ($ 400.0 million – Goldcorp’s share).
For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito and are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. As a result of the acquisitions of Glamis and Placer Dome assets in 2006 and of Gold Eagle in the third quarter of 2008, the Company recorded $3.5 billion of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings in the period.
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

		Accounts
		receivable	Income
		and other	and	Accounts
		current	mining	payable
	Cash and	and long-	taxes	and	Long	Future
	cash	term	receivable	accrued	term	income tax
2008	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

36     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

			Income and
			mining	Accounts
	Cash and		taxes	payable and		Future
	cash	Accounts	receivable	accrued	Long term	income tax
2007	equivalents	receivable	(payable)	liabilities	debt	liabilities

Canadian dollar	$18.9	$23.7	$71.4	$(113.9)	$—	$(627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	—	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	—	(163.5)
Guatemalan quetzal	0.4	—	—	(12.5)	—	(0.4)

	$34.8	$51.2	$43.3	$(234.3)	$—	$(3,386.7)

During the year ended December 31, 2008, the Company recognized a gain of $1,058.9 million on foreign exchange (2007 – loss of $49.4 million; 2006 – gain of $5.3 million). Of this amount, $1,070.9 million resulted from the revaluation of future income taxes denominated in currencies other than US dollars (2007 – $54.6 million foreign exchange loss; 2006 – $4.6 million foreign exchange gain). Based on the above net exposures at December 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $207.1 million increase or decrease in the Company’s after-tax net earnings.
Goldcorp’s Risk Management Policy includes the ability to hedge to reduce the risk associated with currency fluctuations. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter. No foreign currency hedging activities were undertaken in 2007.
The Company has entered into Canadian dollar and Mexican peso forward purchase contracts subsequent to December 31, 2008 to purchase the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents. Presently, all of the Company’s credit facilities are at floating interest rates. The Company did not have any borrowing outstanding at December 31, 2008, other than the $5.3 million drawn on Terrane’s term loan (note 12(a)). The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company in 2008 on its outstanding borrowings was 4.12% (2007 – 5.63%). A 10% increase or decrease in the interest rate on Terrane’s term loan would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.68% (2007 – 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a $0.5 million increase or decrease in the Company’s after-tax net earnings.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in the price of gold, silver and copper would result in a $113.4 million increase or decrease in the Company’s after-tax net earnings.
GOLDCORP     |     37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The Company has a policy not to hedge gold sales. Commencing in 2006, the Company has entered into copper forward contracts (note 13(a)) to manage its exposure to fluctuations in copper prices. At December 31, 2008, the Company has not entered into any such contracts relating to its future copper production.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $7.0 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as prices in Mexico are regulated by the government. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
14. INCOME AND MINING TAXES

Years ended December 31	2008	2007	2006

Current income and mining tax expense	$138.1	$203.6	$215.9
Future income and mining tax expense (recovery)	157.3	(43.3)	(62.7)

	$295.4	$160.3	$153.2

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before income taxes and non-controlling interests. These differences result from the following items:

Years ended December 31	2008	2007	2006

Earnings from continuing operations before income taxes and non-controlling interests	$1,778.7	$581.8	$589.6
Canadian federal and provincial income tax rates	31.45%	34.12%	36.12%

Income tax expense based on Canadian federal and provincial income tax rates	559.4	198.5	213.0

Increase (decrease) attributable to:
Impact of reduction in tax rates on future income taxes	—	(42.7)	(45.8)
Provincial mining taxes	21.3	28.0	16.0
Non-deductible expenditures	10.9	12.4	3.7
Resource allowance	(11.5)	(8.1)	(8.4)
Lower statutory tax rates on earnings of foreign subsidiaries	(28.4)	(63.1)	(55.9)
Dilution gains not subject to tax	(0.6)	(3.4)	(23.0)
Foreign exchange and other permanent differences	(409.1)	17.1	(16.0)
Mining duties deduction	(4.3)	(5.1)	(3.6)
Non-taxable portion of realized capital (gains) losses	—	(1.8)	(15.6)
Change in valuation allowance	10.0	(8.0)	(5.7)
Non-deductible asset write-down	16.5	—	63.1
Tax on disposition of Peak and Amapari mines	—	33.5	—
Tax on disposition of Silver Wheaton shares	156.0	—	23.8
Use of Mexican flat tax credits	(37.8)	—	—
Other	13.0	3.0	7.6

	$295.4	$160.3	$153.2

38     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Mexico introduced a flat tax effective January 1, 2008 to replace the previous asset tax as the minimum tax. The flat tax is calculated on a cash flow basis, with the tax base determined by reducing taxable revenue with specific deductions. In general if deductions exceed revenues, a credit is granted which may be credited against the flat tax in the following years. Taxpayers first compute their income tax liability and their flat tax liability for a fiscal year. As the income tax liability may be credited against the flat tax liability, the flat tax is payable only to the extent it exceeds the income tax payable by a Mexican entity. In certain circumstances flat tax credits can be used to reduce income taxes in the year they are generated. In 2008 flat tax credits earned by a subsidiary reduced Mexican income taxes payable by the Company by $37.8 million.
The components of future income taxes are as follows:

At December 31	2008	2007

Future income and mining tax assets
Non-capital losses	$95.9	$94.3
Deductible temporary differences and other	222.1	183.8

Future income and mining tax assets	318.0	278.1
Valuation allowance	(80.6)	(71.8)

	237.4	206.3

Future income and mining tax liabilities
Taxable temporary differences	(3,619.5)	(4,053.9)

Future income and mining tax liabilities, net	$(3,382.1)	$(3,847.6)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets - current	$3.3	$10.7
Future income and mining tax liabilities - current	(181.5)	—
Future income and mining tax liabilities - long-term	(3,203.9)	(3,858.3)

Future income and mining tax liabilities, net	$(3,382.1)	$(3,847.6)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities, certain plant and equipment, investment tax credits and stock options. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.
The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the above-noted future income and mining tax assets.
Tax Loss Carry Forwards
At December 31, 2008, Goldcorp had Canadian income tax losses for federal income tax purposes totaling $238.0 million that expire from 2009 through 2028. A valuation allowance of $33.0 million has been applied against the future tax asset representing these losses. Goldcorp had investment tax credits of $32.0 million that expire from 2011 through 2028. A valuation allowance of $2.0 million has been applied against the investment tax credits. Goldcorp had capital loss carryforwards of $42.0 million against which a full valuation allowance has been recorded.
In the United States, Goldcorp had regular tax net operating losses of $70.0 million that expire from 2012 through 2028. Alternative Minimum Tax (AMT) credits totaled $8.0 million. A valuation allowance of $7.0 million has been applied against the AMT tax credits.
In Mexico, Goldcorp had tax losses of $5.0 million that expire from 2009 through 2017. A valuation allowance of $1.0 million has been applied against the related future tax asset. Goldcorp also had flat tax credits to utilize in future years of $41.0 million which expire in 2018.
GOLDCORP     |     39

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
15. RECLAMATION AND CLOSURE COST OBLIGATIONS
The Company’s asset retirement obligations consist of reclamation and closure costs for operating and inactive mines and development projects. The present value of obligations relating to operating and inactive mines and development projects is currently estimated at $222.7 million, $48.2 million and $13.6 million respectively (2007 – $211.1 million, $50.3 million and $6.3 million respectively) reflecting payments for approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.
The total liability for reclamation and closure cost obligations at December 31, 2008 is $284.5 million (2007 – $267.7 million). The undiscounted value of this liability is $482.9 million (2007 – $449.4 million). An inflation rate assumption of 2% has been used. Accretion expense of $13.8 million has been charged to earnings in 2008 (2007 – $10.8 million, 2006 – $6.8 million) to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2008	2007

Reclamation and closure cost obligations – beginning of year	$267.7	$217.3
Arising on acquisition of Glamis (note 5(a))	—	4.9
Reduction of liability on disposal of mining interests (note 4(e))	(2.6)	(25.2)
Reclamation expenditures	(17.8)	(12.0)
Accretion expense, included in depreciation and depletion	13.8	10.8
Revisions in estimates and liabilities incurred	23.4	25.8

Reclamation and closure cost obligations – end of year	284.5	267.7
Less: current portion of reclamation and closure cost obligations, included in accounts payable and accrued liabilities	(11.4)	(6.4)

Long-term reclamation and closure obligations	$273.1	$261.3

16. EMPLOYEE PENSION PLANS
Total cash payments for employee pension plans for the year ended December 31, 2008, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans and cash contributed to its defined contribution plans was $14.5 million (2007 – $10.0 million, 2006 – $4.6 million).
Defined contribution pension plans
The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of the employee’s salary or matches a percentage of the employee’s contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $11.8 million for the year ended December 31, 2008 (2007 – $7.8 million; 2006 – $3.6 million), included in operating expenses and corporate administration in the Consolidated Statements of Earnings. The increased expense in 2008 and 2007 was the result of the business acquisitions that occurred in 2006.
Defined benefit pension plans
The Company has several defined benefit pension plans covering certain of its Canadian employees, which were assumed upon the acquisition of the Placer Dome assets (note 5(b)) in 2006, and a defined benefit plan for certain of its employees in Mexico.
40     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The following tables summarize the change in the Company’s accrued benefit obligation and fair value of plan assets during the years ended December 31 and the reconciliation of the Company’s accrued benefit obligation to the accrued benefit liability at December 31:

	2008	2007

Accrued benefit obligation
Balance, beginning of year	$29.7	$17.5
Benefit obligations assumed on acquisition of mining interests	0.3	12.0
Current service costs	1.8	1.3
Past service costs	1.6	0.6
Interest costs	1.7	1.1
Actuarial gains	(9.8)	(0.7)
Benefits paid	(1.2)	(2.1)

Balance, end of year	$24.1	$29.7

Fair Value of Plan assets

Balance, beginning of year	$20.2	$10.4
Plan assets assumed on acquisition of mining interests	0.3	9.4
Actual return (loss) on plan assets	(2.6)	0.4
Company contributions	2.7	2.1
Benefits paid	(1.2)	(2.1)

Balance, end of year	$19.4	$20.2

Funded status – deficit	(4.7)	(9.5)
Unrecognized net actuarial losses (gains)	(5.3)	0.5
Unrecognized past service costs	2.7	1.2

Accrued benefit liability at December 31 (1)	$(7.3)	$(7.8)

(1)	Included in other long-term liabilities on the Consolidated Balance Sheets.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2007, and the next required valuation will be as of December 31, 2010.
The following table summarizes the components of the defined benefit pension expense for the years ended December 31:

	2008	2007	2006

Costs arising in the period
Current service costs	$1.8	$1.3	$0.7
Interest costs	1.7	1.1	0.8
Actual loss (return) on plan assets	2.6	(0.4)	(0.6)
Actuarial losses (gains)	(9.8)	(0.7)	0.9
Past service costs	1.6	0.6	—

Costs arising in the period	(2.1)	1.9	1.8
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	(4.0)	(0.3)	0.1
Actuarial losses (gains)	9.8	0.7	(0.7)
Past service costs	(1.5)	(0.6)	(0.2)

Net expense recognized in the period (2)	$2.2	$1.7	$1.0

(2)	Included in operating expenses in the Consolidated Statements of Earnings.
GOLDCORP     |     41

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The following table summarizes the assumptions used in measuring the Company’s accrued benefit obligation as at December 31 and defined benefit pension expense for the years ended December 31:

	2008	2007	2006

Accrued benefit obligation:

Discount rate	7.2% - 8%	5.5% - 9%	5.0% - 9%
Rate of compensation increase	2%-11%	4% - 6%	4% - 6%

Defined benefit pension expense:

Expected long-term rate of return on plan assets	7.1% - 8%	7.1% - 9%	7.1% - 9%
Discount rate	5.5%-8%	5% – 9%	5.5% - 9%

Plan assets
The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies.
The composition of plan assets at December 31 is as follows:

	2008	2007

Equity securities	43%	55%
Debt securities	54%	40%
Cash and other investments	3%	5%

Estimated future benefit payments
The following table summarizes the expected future benefit payments during the years ending December 31:

						2014-
	2009	2010	2011	2012	2013	2018

Defined benefit plans	1.0	1.1	1.0	1.1	1.2	6.9

17. MANAGEMENT OF CAPITAL
The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.
The capital of the Company consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.
To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The Company expects its capital resources which includes anticipated project financing for Pueblo Viejo (note 13(b)) and projected free cash flows from continuing operations to support further exploration and development of its mineral properties.
42     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
18. NON-CONTROLLING INTERESTS

	Silver
	Wheaton	Terrane	Total

At January 1, 2007	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary	2.5	—	2.5
Non-controlling interest in accumulated OCI	15.9	—	15.9
Non-controlling interest in current OCI	1.3	—	1.3
Increase in non-controlling interest (a)(iv) and (b)(iii)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1

At December 31, 2007	$403.3	$46.3	$449.6

Increase in non-controlling interest (b)(iv)	—	4.5	4.5
Share of net earnings	7.3	0.4	7.7
Disposition of Silver Wheaton shares (note 4(b))	(410.6)	—	(410.6)

At December 31, 2008	$—	$51.2	$51.2

(a)	Silver Wheaton

As a result of the acquisition of Wheaton on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 48% at February 14, 2008, prior to the sale of Silver Wheaton (note 4(b)), following the transactions described below.
(i)	On March 30, 2006, Goldcorp and Silver Wheaton amended its silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20.0 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

(ii)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to a dilution gain of $61.4 million and an increase in non-controlling interests of $98.1 million.

(iii)	On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction, which reduced Goldcorp’s interest in Silver Wheaton to 49%, gave rise to a gain on sale of $109.8 million which was recognized in earnings in 2006 and an increase in non-controlling interests of $51.9 million.

(iv)	Goldcorp’s interest in Silver Wheaton declined marginally during 2007 (to 48%, from 49% in 2006) as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which resulted in a dilution gain of $1.1 million being recognized in earnings during 2007 (2006 – dilution gain of $61.4 million) and an increase in non-controlling interests of $9.2 million. The Company continued to consolidate Silver Wheaton in 2007, as it maintained control of Silver Wheaton due to the majority influence it exerted on the board of directors.

(v)	During 2008, prior to the disposition of Silver Wheaton shares, stock options, warrants and RSU’s held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest and a dilution gain of $1.8 million.

(vi)	Related party transactions:

In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares (note 4(b)), Silver Wheaton purchased approximately 841,000 ounces (Year ended December 31, 2007 – 6.9 million ounces; year ended December 31, 2006 – 9.0 million ounces) of silver from a subsidiary at a price of $3.95 per ounce, for total consideration of
GOLDCORP     |     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
approximately $3.3 million (Year ended December 31, 2007 – $27.0 million; year ended December 31, 2006 – $35.0 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.1 million (2007 – $0.2 million, 2006 – $0.2 million). This agreement allows for cancellation with 30 days notice at any time and was cancelled during the third quarter of 2008.

During September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito project in Mexico.
(b)	Terrane Metals Corp
(i)	On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests to Terrane. Goldcorp acquired these exploration interests from Barrick in May 2006 (note 5(b)).

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

(ii)	On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement at a price of C$0.75 per unit for gross proceeds of C$10 million. Each unit consisted of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%. This dilution of the Company’s interest gave rise to a dilution gain of $2.4 million and an increase in non-controlling interests of $5.8 million.

(iii)	On July 23, 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. These transactions resulted in a decrease in Goldcorp’s ownership in Terrane during 2007 from 77% to 68%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $20.1 million and a dilution gain of $8.9 million.

(iv)	During the third quarter of 2008, Terrane closed a private placement of 10.0 million common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million, resulting in a decrease in Goldcorp’s interest in Terrane from 68% to 66%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $4.5 million and a dilution gain of $0.5 million.
19. SHAREHOLDERS’ EQUITY
At December 31, 2008, the Company had unlimited authorized common shares and 729.6 million common shares outstanding (December 31, 2007 – 708.4 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

At December 31, 2008, the Company had a total of 9.2 million warrants outstanding (December 31, 2007 – 8.4 million). Of the warrants outstanding, 8.4 million were issued in 2006 and expire on June 9, 2011 (as described below). The remaining 0.8 million warrants were issued by Goldcorp pursuant to the acquisition of Gold Eagle (note 4(a)), which entitle holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 until June 26, 2011.
44     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 9, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 5(b)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period. All Existing Warrants were subsequently de-listed from the TSX and NYSE.

Each of the 8.4 million New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Since the issuances of the New Warrants, no warrants were exercised during the years ended December 31, 2008 and 2006. Warrants exercised in the year ended December 31, 2007 were nominal.

As a result of the Virginia acquisition (note 5(c)), there were 0.9 million Virginia warrants convertible into 0.3 million Goldcorp shares at an average exercise price of C$4.81. As at December 31, 2006, all Virginia warrants were either exercised or had expired.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options (2007 – 12.5 million), with a maximum exercise period of five years (2007 – five years; 2006 – ten years), to be granted to employees and officers (2007 – employees and officers; 2006 – employees, officers and consultants). Of the 13.3 million stock options outstanding at December 31, 2008, 10.5 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 4.5 million stock options to its employees and officers during the year ended December 31, 2008, which vest over a period of three years, are exercisable at $40.05 (C$39.77) per option, expire in 2013, and have a total fair value of $49.4 million. The Company granted 3.9 million stock options during the year ended December 31, 2007 which vest over a period of two years, are exercisable at prices ranging from $23.06 to $23.68 (C$24.40 to C$25.71) per option, expire in 2017, and have a total fair value of $22.7 million. The Company granted 3.6 million stock options during the year ended December 31, 2006 which vest over a period of 3 years, are exercisable at prices ranging from $24.75 to $29.59 (C$28.84 to C$34.49) per option, expire in 2016, and have a total fair value of $26.2 million. Stock options, when exercised, result in an increase in the number of common shares issued by the Company. Options granted to consultants for the three years ended December 31, 2008 were nominal.

The fair value of the options granted is calculated on the date of grant using an option pricing model with the following weighted average valuation assumptions:

Years ended December 31	2008	2007	2006

Expected life (years)	3.6	3.0	3.5
Expected volatility	35%	30%	30%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	2.9%	4.4%	4.4%

Options granted (millions)	4.5	3.9	3.6
Weighted average fair value per option	$11.42	$5.77	$7.35
GOLDCORP     |     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s Canadian dollar share price. The risk-free rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the option’s expected life. The fair value of the options is expensed on a straight-line basis over the period in which they vest.

Compensation expense of $28.9 million was recognized during the year ended December 31, 2008 and credited to shareholders’ equity (2007 – $35.1 million; 2006 – $21.4 million), of which $27.0 million relates to Goldcorp (2007 – $28.8 million, 2006 – $17.3 million), $0.8 million for Silver Wheaton (2007 – $2.5 million, 2006 – $1.7 million), and $1.1 million for Terrane (2007 – $3.8 million; 2006 – $2.4 million).

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2006	13,577	15.08
Issued in connection with the acquisition of Glamis (note 5(a))	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled	(104)	24.85

At December 31, 2006	15,199	$19.16

Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44

At December 31, 2007	14,025	$22.12

Granted	4,520	39.77
Issued on acquisition of Gold Eagle (note 4(a))	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78

At December 31, 2008	13,271	$28.85

The following table summarizes information about the options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining	Options	Average	Remaining
		Exercise	Contractual	Outstanding	Exercise	Contractual
	Options	Price	Life	and	Price	Life
Exercise Prices (C$)	Outstanding	(C$/option)	(years)	Exercisable	(C$/option)	(years)

$2.05 – $3.25	92,600	$3.25	1.2	92,600	$3.25	1.2
$8.06 – $10.45	304,400	10.45	1.4	304,400	10.45	1.4
$12.52 – $15.00	516,860	12.75	1.9	516,860	12.75	1.9
$16.85 – $19.23	2,613,542	18.73	5.9	2,613,542	18.73	5.9
$21.01 – $24.66	252,006	23.83	4.4	192,006	23.65	3.7
$25.71 – $28.84	3,121,654	26.01	6.7	1,941,502	26.05	5.7
$30.55 –$34.39	2,018,572	31.49	6.9	1,166,252	31.58	6.6
$39.77	4,351,499	39.77	4.4	—	—	—

	13,271,133	$28.85	5.4	6,827,162	$22.11	5.3

46     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 4.2 million RSU’s to be granted to employees and directors. Each RSU is exercisable into one common share for no additional consideration.

A total of 406,500 RSU’s were issued to employees and non-executive directors of the Company during the year ended December 31, 2008 (2007 – 346,500; 2006 – 61,500). These instruments vest over a period of up to three years from the grant date.

The fair value of RSU’s issued during the year ended December 31, 2008 of $16.3 million will be recognized as compensation expense over the vesting periods (2007 -$8.2 million; 2006 – $1.7 million). Compensation expense of $13.7 million was recognized during the year ended December 31, 2008 with a corresponding credit to share capital (2007 – $5.9 million; 2006 – $1.3 million), of which $0.3 million (2007 – $0.2 million; 2006 – $0.1 million) related to Silver Wheaton’s RSU plan.

(d)	Employee Share Purchase Plan

In July 2007, the Company introduced an Employee Share Purchase Plan which allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company will match 50% of the contribution. The Company recorded compensation expense, representing the Company’s contributions measured based on the market price of the underlying shares at the date of contribution, of $2.5 million during the year ended December 31, 2008 (2007 – $1.1 million; 2006 – $nil).

(e)	Diluted Earnings per Share

Diluted earnings per share are calculated based on the following weighted-average number of shares outstanding for the years ended December 31:

	2008	2007	2006

Basic weighted-average number of shares outstanding (000’s)	711,862	704,868	435,189
Effect of dilutive securities:
Stock options	3,164	3,614	6,016
Share purchase warrants	38	—	—
Restricted share units	370	238	59

Diluted weighted-average number of shares outstanding	715,434	708,720	441,264

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the underlying exercise prices exceeded the average market value of the common shares of C$36.46 for the year ended December 31, 2008 (December 31, 2007 – C$29.19; December 31, 2006 – C$31.60):

	2008	2007	2006

Stock options	4,351	2,958	515
Share purchase warrants	8,439	8,439	8,439

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

At December 31	2008	2007	2006

Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	101.9	101.9	101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $nil (2007 – $3.5 million) (note 13(a))	(5.0)	73.4	—
Non-controlling interests (note 18)	—	(17.2)	—

	$96.9	$158.1	$101.9

GOLDCORP     |     47

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
21. SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	Note		2008	2007	2006

Change in non-cash operating working capital
Accounts receivable			$(52.8)	$(71.0)	$21.1
Income and mining taxes receivable			0.2	(1.6)	2.8
Inventories and stockpiled ore			(36.5)	(34.4)	6.2
Accounts payable and accrued liabilities			15.5	43.5	24.8
Income and mining taxes payable			10.3	(151.9)	(5.8)
Other			(3.9)	1.4	7.5

			$(67.2)	$(214.0)	$56.6

Acquisitions, net of cash acquired
Gold Eagle	4	(a)	$(553.0)	$—	$—
Porcupine and Musselwhite	4	(c)	—	(204.9)	—
Glamis	5	(a)	—	—	53.3
Placer Dome	5	(b)	—	—	(1,603.4)
Virginia	5	(c)	—	—	(4.0)
Terrane	18	(b)	—	—	4.9

			$(553.0)	$(204.9)	$(1,549.2)

Non-cash financing and investing activities
Shares, options and warrants issued on acquisition of Gold Eagle	4	(a)	$550.6	$—	$—
Disposition of original Gold Eagle shares owned prior to the acquisition of Gold Eagle	4	(a)	26.7	—	—
Preferred shares received on conversion of Chesapeake Gold warrants	13	(a)	7.5	—	—
Assumption of reclamation and closure cost obligations by purchaser on disposition of mining interests	4(e) and 15		2.6	—	—
Disposition of interest in La Coipa as partial consideration for acquisition of full ownership interest in Porcupine and Musselwhite	4	(c)	—	100.0	—
Shares received on disposition of Amapari and Peak mines	4	(d)	—	100.0	—
Shares received on disposition of mining interests	4	(f)		2.0	—
Donation of marketable securities				6.4	—
Shares issued on acquisition of Glamis	5	(a)	—	—	8,129.0
Shares issued in exchange for Glamis SAR’s	5	(a)	—	—	11.4
Stock options issued in exchange for those of Glamis	5	(a)	—	—	82.1
New Warrants issued on the early exercise of Existing Warrants	19	(a)	—	—	38.9
Shares and warrants issued on acquisition of Virginia	5	(c)	—	—	401.9
Silver Wheaton promissory note issued to Glencore	10	(c)	—	—	40.0

Operating activities included the following cash payments
Income and mining taxes paid			$152.3	$286.4	$225.5
Interest paid			7.8	54.4	35.1

Cash and cash equivalents at December 31 is comprised of:
Cash			$130.7	$116.9	$149.4
Short-term money market investments			131.6	393.9	376.9

			$262.3	$510.8	$526.3

48     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
22. JOINT VENTURE INTERESTS
The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenues, operating expenses and other income (expense) of the joint ventures. As at December 31, 2006, the Company had interests in five joint venture projects. On December 21, 2007, the Company sold its interest in the La Coipa joint venture and acquired a full ownership interest in the Porcupine and Musselwhite mines (note 4(c)), which reduced its interests in the number of joint ventures to two, Marigold and Alumbrera, as at December 31, 2007. There were no additions or changes to the number of joint ventures during the year ended December 31, 2008.
The following condensed statements of earnings and cash flows for the years ended December 31 and balance sheets at December 31 detail the amounts relating to Goldcorp’s interests in joint ventures that have been proportionately consolidated:

Years ended December 31	2008	2007(1)(2)	2006(2)

Proportionate Statements of Joint Venture Earnings
Revenues	$572.1	$866.3	$743.2
Operating expenses	(336.9)	(474.3)	(271.8)
Depreciation and depletion	(85.7)	(128.6)	(108.8)
Exploration expense	(2.1)	(4.1)	(3.8)
Other income (expense)	(3.9)	9.0	—
Income taxes	(40.5)	(69.6)	(109.8)

Net earnings	$103.0	$198.7	$249.0

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$125.4	$193.6	$344.9
Investing activities	(35.7)	(85.5)	(42.5)
Financing activities	(101.0)	(295.4)	(112.5)

Increase (decrease) in cash and cash equivalents during the year	$(11.3)	$(187.3)	$189.9

At December 31	2008	2007

Proportionate Joint Venture Balance Sheets
Current assets	$186.6	$205.1
Mining interests	773.6	821.9
Other assets	68.0	50.7

	$1,028.2	$1,077.7

Current liabilities	$40.8	$87.4
Long-term liabilities	60.7	60.7
Future income and mining taxes	198.3	211.5
Reclamation and closure cost obligations	35.8	29.6
Goldcorp’s investment carrying value	692.6	688.5

	$1,028.2	$1,077.7

(1)	Includes the Company’s proportionate share of Porcupine and Musselwhite’s earnings from operations and cash flows to December 21, 2007.

(2)	Excludes La Coipa, which has been reclassified as discontinued operations (note 6).
GOLDCORP     |     49

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
23. SEGMENTED INFORMATION
Significant information relating to the Company’s reportable operating segments are summarized in the tables below.

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets
					At
					December
	Year ended December 31, 2008				31, 2008
Red Lake (1)	$535.8	$95.4	$231.5	$99.6	$3,209.5
Porcupine (1)(6)	255.6	63.9	(34.2)	46.2	479.6
Musselwhite (1)(6)	184.6	25.8	21.2	31.2	349.2
Éléonore gold project (3)	—	—	(2.3)	99.0	844.6
San Dimas (8)	92.6	5.8	30.0	32.2	238.7
Los Filos (8)	189.2	42.2	58.3	49.5	986.0
El Sauzal (2)	239.3	100.4	96.1	8.4	316.9
Peñasquito (2)	—	—	—	751.9	9,910.5
Marlin (2)	258.1	61.6	100.0	35.3	863.7
Alumbrera	490.7	75.3	135.3	22.6	778.5
Marigold (2)	81.4	10.4	12.1	14.6	249.7
Wharf	57.2	3.6	19.7	10.3	65.5
Pueblo Viejo (1)	—	—	—	120.4	262.1
Cerro Blanco (2)	—	—	—	10.5	49.6
Silver Wheaton (7)	27.6	2.0	17.4	—	-
Terrane	—	—	(6.5)	18.0	194.2
Other (4)	7.5	12.7	(172.6)	22.3	210.5

Total	$2,419.6	$499.1	$506.0	$1,372.0	$19,008.8

					At December
	Year ended December 31, 2007				31, 2007
Red Lake (1)	$503.4	$89.2	$213.1	$101.2	$1,617.4
Porcupine (1)(6)	111.4	28.7	4.3	29.5	555.4
Musselwhite (1)(6)	107.4	18.6	10.8	26.0	351.5
Éléonore (3)	—	—	—	42.6	749.6
San Dimas (8)	116.2	36.9	4.5	62.5	849.6
Los Filos (8)	19.1	1.8	7.8	83.4	828.9
El Sauzal (2)	217.8	102.2	73.6	3.9	373.9
Peñasquito (2)	—	—	—	403.0	10,060.8
Marlin (2)	203.7	56.4	72.8	26.7	852.5
Alumbrera	598.3	76.6	238.7	12.8	835.9
Marigold (2)	68.8	9.0	1.2	10.5	232.6
Wharf	42.7	4.5	14.2	6.0	40.4
Amapari (5)	18.3	0.4	2.8	1.1	—
Peak (5)	18.9	0.1	7.7	9.2	—
Pueblo Viejo (1)	—	—	—	34.8	133.7
Cerro Blanco (2)	—	—	—	1.0	32.2
Silver Wheaton (7)	175.4	29.4	84.8	—	776.8
Terrane	—	—	(7.4)	15.0	192.1
Other (4)(9)	5.4	11.3	(116.6)	2.2	468.9

Total	$2,206.8	$465.1	$612.3	$871.4	$18,952.2

50     |      GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets
					At December
	Year ended December 31, 2006				31, 2006
Red Lake (1)	$360.8	$47.3	$186.1	$100.3	$1,591.3
Porcupine (1)(6)	72.9	12.6	16.9	14.5	272.3
Musselwhite (1)(6)	62.6	11.6	3.7	6.8	229.0
Éléonore (3)	—	—	—	19.4	711.9
San Dimas (8)	145.0	50.0	37.6	47.0	932.3
Los Filos (8)	14.6	0.6	7.1	180.3	703.2
El Sauzal (2)	45.1	25.7	14.3	0.6	1,100.4
Peñasquito (2)	—	—	—	16.6	7,870.9
Marlin (2)	32.3	6.6	16.0	4.4	1,283.6
Alumbrera	593.1	82.7	334.2	17.4	1,016.8
Marigold (2)	19.2	3.3	6.3	3.9	551.0
Wharf	40.6	3.8	12.3	2.0	41.3
Amapari (5)	51.7	15.4	(189.6)	13.1	128.5
Peak (5)	79.7	18.7	21.4	25.4	201.6
Pueblo Viejo (1)	—	—	—	8.6	98.9
Silver Wheaton (7)	158.5	24.1	75.7	—	740.5
Terrane	—	—	(3.1)	9.2	167.9
Other (4)(9)	(26.7)	1.9	(92.2)	2.7	174.2

Total	$1,649.4	$304.3	$446.7	$472.2	$17,815.6

(1)	Includes results of operations for the period from May 11, 2006, the date of acquisition of certain Placer Dome assets, onward (note 5(b)).

(2)	Includes results of operations for the period from November 4, 2006, the date of acquisition of Glamis, onward (note 5(a)).

(3)	Includes results of operations for the period from March 31, 2006, the date of acquisition of Virginia, onward (note 5(c)).

(4)	Includes cost of silver sales in San Dimas, corporate activities and results of San Martin, from November 4, 2006, the date of acquisition of Glamis (note 5(a)), to October 2007, when it commenced reclamation activities.

(5)	In April 2007, the Company sold its Amapari and Peak mines to Peak Gold (note 4(d)).

(6)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(c)), and, as a result, the figures above reflect Goldcorp’s 100% ownership subsequent to December 21, 2007.

(7)	In February 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(b)).

(8)	The Nukay operation, previously reported with San Dimas (formerly reported as “Luismin”), is now presented as part of the Los Filos operations.

(9)	Includes assets of discontinued operations (note 6).

(10)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.
24. CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
GOLDCORP     |     51

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
25. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
A reconciliation of net earnings and comprehensive income determined in accordance with Canadian GAAP to net earnings and comprehensive income determined under generally accepted accounting principles in the United States (“US GAAP”) is as follows:
Consolidated Statements of Earnings and
Comprehensive Income

	2008
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$2,419.6	$(490.7)	$25.2	(c)	$1,954.1

Operating expenses	1,164.2	(280.1)	84.9	(c)(k)	969.0
Depreciation and depletion	499.1	(75.3)	19.9	(c)(l)	443.7
Corporate administration	136.7	—	12.7	(j)	149.4
Exploration	66.5	—	105.2	(b)	171.7
Write-down of mining interests	47.1	—	—		47.1

Earnings from operations	506.0	(135.3)	(197.5)		173.2

Other income (expense)
Interest and other income	28.3	4.4	—		32.7
Interest expense and finance fees	(7.2)	—	—		(7.2)
Gain (loss) on foreign exchange	1,058.9	(11.9)	(8.9)		1,038.1
Loss on non-hedge derivatives	(2.6)	—	—		(2.6)
Loss on securities, net	(105.9)	—	0.9	(d)	(105.0)
Gain on disposition of mining interests	2.6	—	—		2.6
Gain on disposition of Silver Wheaton shares	292.5	—	101.8	(l)	394.3
Dilution gains	2.2	—	—		2.2
Mark-to-market losses on C$ share purchase warrants	—	—	(75.2	)(l)	(75.2)

Earnings from continuing operations before taxes, non- controlling interests and share of earnings of equity investees	1,774.8	(142.8)	(178.9	)(b)(c)	1,453.1

Income and mining taxes	(295.4)	40.6	50.0	(k)(l)	(204.8)
Non-controlling interests	(7.7)	—	39.0	(l)	31.3
Share of earnings of equity investees	3.9	102.2	(103.3	)(b)(k)	2.8

Net earnings	$1,475.6	—	$(193.2)		$1,282.4

Other comprehensive (loss) (h)
Loss on available-for-sale securities, net of tax expense of $0.6 million	(124.0)	—	—		(124.0)
Reclassification adjustment for losses included in net earnings, net of tax of $nil	111.0	—	—		111.0
Adjustment arising from acquisition of Gold Eagle	(29.2)	—	—		(29.2)
Adjustment arising from disposition of Silver Wheaton shares	(17.7)	—	—		(17.7)
Defined benefit pension plans	—	—	3.0	(n)	3.0
Non-controlling interests	(1.3)	—	—		(1.3)

Comprehensive income	$1,414.4	—	$(190.2)		$1,224.2

Net earnings per share
Basic	$2.07				$1.80
Diluted	2.06				1.79
52     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Consolidated Statements of Earnings and
Comprehensive Income

	2007
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$2,206.8	$(598.3)	$30.8	(c)	$1,639.3

Operating expenses	953.8	(283.0)	24.3	(c)	695.1
Depreciation and depletion	465.1	(76.6)	6.2	(c)	394.7
Corporate administration	132.9	—	10.0	(j)	142.9
Exploration	42.7	—	79.0	(b)	121.7

Earnings from operations	612.3	(238.7)	(88.7)		284.9

Other income (expense)
Interest and other income	20.5	(4.4)	—		16.1
Interest expense and finance fees	(44.7)	4.5	—		(40.2)
Loss on foreign exchange	(49.4)	0.5	—		(48.9)
Loss on non-hedge derivatives	(23.5)	—	—		(23.5)
Gain on securities, net	5.5	—	1.9	(d)	7.4
Gain on disposition of mining interests	51.0	—	—		51.0
Dilution gains	10.0	—	—		10.0
Mark-to-market losses on C$ share purchase warrants	—	—	(178.0	)(l)	(178.0)

Earnings from continuing operations before taxes, non-controlling interests and share of earnings of equity investees	581.7	(238.1)	(264.8)		78.8

Income and mining taxes	(160.3)	71.7	26.0	(b)(c)	(62.6)
Non-controlling interests	(46.1)	—	110.8	(l)	64.7
Gain on sale of equity investment	—	46.4	—		46.4
Share of earnings of equity investees	0.1	204.7	(9.0	)(k)	195.8

Net earnings from continuing operations	375.4	84.7	(137.0)		323.1

Net earnings from discontinued operations	84.7	(84.7)	—		—

Net earnings	$460.1	—	$(137.0)		$323.1

Other comprehensive income (loss) (h)
Gain on available-for-sale securities, net of tax recovery of $7.8 million	36.4	—	—		36.4
Transfer of securities held as available-for-sale to held-for-trading	—	—	(1.9	)(d)	(1.9)
Reclassification adjustment for gains included in net earnings, net of tax of $1.2 million	(21.1)	—	—		(21.1)
Defined benefit pension plans	—	—	(0.4	)(n)	(0.4)
Non-controlling interests	(1.3)	—	1.0	(d)	(0.3)

Comprehensive income	$474.1	—	$(138.3)		$335.8

Net earnings per share — Basic and diluted	$0.65				$0.46
GOLDCORP     |     53

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Consolidated Statements of Earnings
(Loss) and Comprehensive Income (Loss)

	2006
			Other
	Canadian	Equity	US GAAP		US
	GAAP	adjustments (a)	Adjustments		GAAP

Revenues	$1,649.4	$(593.1)	$—		$1,056.3

Operating expenses	613.1	(176.1)	—		437.0
Depreciation and depletion	304.3	(82.5)	—		221.8
Corporate administration	83.0	—	8.0	(j)	91.0
Exploration	27.6	—	24.9	(b)	52.5
Write-down of mineral interests	174.7	—	—		174.7

Earnings from operations	446.7	(334.5)	(32.9)		79.3

Other income (expense)
Interest and other income	17.9	(1.1)	—		16.8
Interest expense and finance fees	(44.8)	0.6	—		(44.2)
Gain on foreign exchange	5.3	0.4	—		5.7
Loss on non-hedge derivatives	(4.1)	—	—		(4.1)
Gain (loss) on securities, net	(5.0)	—	9.8	(d)	4.8
Gain on disposition of Silver Wheaton shares	109.8	—	—		109.8
Dilution gains	63.8	—	—		63.8
Mark-to-market losses on C$ share purchase warrants	—	—	(610.4	)(l)	(610.4)

Earnings (loss) from continuing operations before taxes, non-controlling interests and share of earnings of equity investees	589.6	(334.6)	(633.5)		(378.5)

Income and mining taxes	(153.2)	102.9	14.1	(i)(b)(d)	(36.2)
Non-controlling interests	(35.8)	—	68.8	(l)	33.0
Share of earnings of equity investees	—	239.4	(4.3	)(k)	235.1

Net earnings (loss) from continuing operations before cumulative effect of change in accounting policy	400.6	7.7	(554.9)		(146.6)

Net earnings from discontinued operations	7.7	(7.7)	—		—

Net earnings (loss) before cumulative effect of change in accounting policy	408.3	—	(554.9)		(146.6)

Cumulative effect of change in accounting policy	—	—	(14.9	)(j)	(14.9)

Net earnings (loss)	$408.3	$—	$(569.8)		$(161.5)

Other comprehensive income (h)	—
Unrealized gain on securities, net of reclassification adjustment	—	—	41.1	(d)	41.1

Comprehensive income (loss)	$408.3	$—	$(528.7	)(h)	$(120.4)

Net earnings (loss) per share
Before the cumulative effect of changes in accounting policy	$0.94				$(0.34)
Basic	0.94				(0.37)
Diluted	0.93				(0.37)
54     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of the Company’s balance sheet determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2008
		Equity
	Canadian	adjustments	Other		US
	GAAP	(a)	adjustments		GAAP

Current assets	$762.3	$(151.0)	$7.9	(c)(k)	$619.2
Mining interests	17,062.5	(561.2)	(554.9	) (k)(l)(b)(c)	15,946.4
Goodwill	761.8	—	—	(l)	761.8
Equity adjustments for incorporated joint venture interests	—	483.1	(31.	)4(k)	451.7
Other non-current assets	422.2	(66.4)	—		355.8

	$19,008.8	$(295.5)	$(578.4)		$18,134.9

Current liabilities	$475.5	$(95.8)	$1.1		$380.8
Derivative liability	—	—	125.2	(j)(l)	125.2
Future income and mining taxes	3,203.9	(178.8)	(64.3	) (k)(l)(b)(c)	2,960.8
Long-term debt	5.3	—	—		5.3
Other non-current liabilities	313.8	(20.9)	(2.6	)(n)	290.3

	3,998.5	(295.5)	59.4		3,762.4
Non-controlling interests	51.2	—	—	(l)	51.2
Shareholders’ equity	14,959.1	—	(637.8)		14,321.3

	$19,008.8	$(295.5)	$(578.4)		$18,134.9

	2007
	Canadian	Equity adjustments	Other		US
	GAAP	(a)	adjustments		GAAP

Current assets	$951.8	$(173.9)	$25.9	(c)	$803.8
Mining interests	16,452.8	(619.8)	(129.5	)(b)(c)	15,703.5
Goodwill	815.6	—	21.5	(l)	837.1
Equity adjustment for incorporated joint venture interests	—	517.0	(24.4	)(k)	492.6
Other non-current assets	732.0	(50.7)	—	(c)	681.3

	$18,952.2	$(327.4)	$(106.5)		$18,518.3

Current liabilities	$321.4	$(140.4)	$—		$181.0
Derivative liability	—	—	649.2	(j)(l)	649.2
Future income and mining taxes	3,858.3	(167.5)	(35.3	)(b)(d)	3,655.5
Long-term debt	1,036.3	—	—		1,036.3
Other non-current liabilities	308.0	(19.5)	1.7	(n)	290.2

	5,524.0	(327.4)	615.6		5,812.2
Non-controlling interests	449.6	—	(227.0	)(l)	222.6
Shareholders’ equity	12,978.6	—	(495.1)		12,483.5

	$18,952.2	$(327.4)	$(106.5)		$18,518.3

GOLDCORP     |     55

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of shareholders’ equity determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2008	2007	2006

Shareholders’ equity
In accordance with Canadian GAAP	$14,959.1	$12,978.6	$12,475.0
US GAAP adjustments detailed below	(637.8)	(495.1)	(337.6)

In accordance with US GAAP	$14,321.3	$12,483.5	$12,137.4

Common shares and share purchase warrants
In accordance with Canadian GAAP	$12,511.6	$11,814.8	$11,705.6
Issuance of flow-through shares (f)	(1.1)	—	—
Renunciation of tax deductions on flow-through shares (f)	1.3	1.3	1.3
Reclassification of C$ share purchase warrants (l)	711.6	719.6	719.6
Reversal of stock options exercised under Canadian GAAP (j)	(39.6)	(26.2)	(8.5)
Reclassification of stock options under US GAAP (j)	103.6	56.9	18.6

In accordance with US GAAP	$13,287.4	$12,566.4	$12,436.6

Accumulated other comprehensive income (h)
Unrealized foreign exchange translation adjustment:
In accordance with Canadian GAAP	$101.9	$101.9	$101.9
Realization of cumulative translation adjustment (g)	3.4	3.4	3.4

In accordance with US GAAP	105.3	105.3	105.3

Unrealized mark-to- market gains (losses) on available-for-sale securities and investments:
In accordance with Canadian GAAP	(5.0)	73.4	—
Unrealized holding gains on available-for-sale securities, net of taxes of $8.5 million (d)	—	—	40.9
Cumulative reclassification adjustments for realized losses recorded in earnings, net of taxes of $0.9 million (d)	—	—	4.1
Transfer of securities held as available-for-sale to held-for-trading (d)	—	(1.9)	—

In accordance with US GAAP	(5.0)	71.5	45.0

Defined benefit pension liability in accordance with US GAAP (n)	1.8	(1.2)	—

Non-controlling interests:
In accordance with Canadian GAAP	—	(17.2)	—
Non-controlling interests on transfer of securities held as available-for-sale to held- for-trading (d)	—	1.0	—

In accordance with US GAAP	—	(16.2)	—

Total accumulated other comprehensive income in accordance with US GAAP	$102.1	$159.4	$150.3

Stock options and additional paid in capital
In accordance with Canadian GAAP	$113.6	$115.6	$120.2
Changes to contributed surplus (e)	14.3	14.3	14.3
Reversal of stock options exercised under Canadian GAAP (j)	39.6	26.2	8.5
Reclassification of stock options under US GAAP (j)	(89.6)	(100.3)	(96.6)

In accordance with US GAAP	$77.9	$55.8	$46.4

56     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

	2008	2007	2006

Retained earnings (Accumulated deficit)
In accordance with Canadian GAAP	$2,237.0	$890.1	$547.3
Realization of cumulative translation adjustment (g)	(3.4)	(3.4)	(3.4)
Changes to contributed surplus (e)	(14.3)	(14.3)	(14.3)
Renunciation of tax deductions on flow-through shares (f)	(1.3)	(1.3)	(1.3)
Mark-to-market loss on share purchase warrants (l)	(1,080.2)	(1,044.0)	(977.8)
Additional stock compensation expense (j)	(30.7)	(18.0)	(8.0)
Transfer of securities held as available-for-sale to held-for-trading (d)	—	0.9	—
Unrealized holding gains on available-for-sale securities, net of tax (d)	—	—	8.0
Cumulative effect of change in accounting policy for stock options (j)	(14.9)	(14.9)	(14.9)
Expensing of exploration costs (b)	(242.8)	(69.1)	(16.1)
Expensing of deferred stripping costs (k)	(32.5)	(24.4)	(15.4)
Commercial production adjustment (c)	(57.3)	0.3	—
Disposition of Silver Wheaton shares adjustment (l)	103.2	—	—
Foreign exchange impact of US GAAP adjustments	(8.9)	—	—

In accordance with US GAAP	$853.9	$(298.1)	$(495.9)

GOLDCORP     |     57

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
A reconciliation of cash flows determined in accordance with Canadian GAAP to that determined under US GAAP is as follows:

	2008	2007	2006

Operating activities
Cash provided by operating activities of continuing operations under Canadian GAAP	$866.0	$650.7	$763.7
Deferred stripping costs capitalized under Canadian GAAP (k)	(1.1)	—	—
Exploration costs capitalized under Canadian GAAP (b)	(233.6)	(79.0)	(24.9)
Commercial production adjustment under US GAAP (c)	(64.1)	(19.4)	—
Incorporated joint venture equity adjustment (a) (k)	(117.6)	(46.0)	(304.0)

Cash provided by operating activities under US GAAP	449.6	506.3	434.8

Investing activities
Cash used in investing activities of continuing operations under Canadian GAAP	(441.7)	(857.6)	(2,274.6)
Deferred stripping costs capitalized under Canadian GAAP (k)	1.1	—	—
Exploration costs capitalized under Canadian GAAP (b)	233.6	79.0	24.9
Commercial production adjustment under US GAAP (c)	64.1	19.4	—
Incorporated joint venture equity adjustment (a) (k)	29.6	13.3	7.0

Cash used in investing activities under US GAAP	(113.3)	(745.9)	(2,242.7)

Financing activities
Cash provided by (used in) financing activities under Canadian GAAP	(659.9)	122.4	1,478.4
Incorporated joint venture equity adjustment (a)	101.0	295.4	112.5

Cash provided by (used in) financing activities under US GAAP	(558.9)	417.8	1,590.9

Effect of exchange rate changes on cash and cash equivalents	(12.9)	1.0	0.2
Increase (decrease) in cash and cash equivalents under US GAAP	(235.5)	179.2	(216.8)
Cash and cash equivalents, beginning of year under US GAAP	466.0	286.8	503.6

Cash and cash equivalents, end of year under US GAAP	$230.5	$466.0	$286.8

Differences between Canadian and US GAAP as they affect the Company’s financial statements are as follows:
(a)	Joint venture interests

Under Canadian GAAP, the Company proportionately consolidates its interest in the incorporated joint venture of Alumbrera. The Company’s interest in the La Coipa incorporated joint venture was proportionately consolidated in 2006 but has been reclassified as a discontinued operation in 2007 as a result of its sale on December 21, 2007 (note 4(c)). Under US GAAP, the Company is required to equity account for these investments and records its proportionate share of net earnings in share of earnings of equity investees. Goldcorp’s share of net earnings from Alumbrera amounted to $102.2 million for the year ended December 31, 2008 (2007 — $166.4 million; 2006 — $231.7 million). Goldcorp’s share of net earnings from La Coipa for the years ended December 31, 2007 and 2006 amounted to $38.3 million and $7.7 million, respectively.

Under Canadian GAAP, the Company proportionately consolidates its interests in the unincorporated joint venture of Marigold, and proportionately consolidated its interests in the Porcupine and Musselwhite unincorporated joint ventures up to December 21, 2007 when a full ownership interest was acquired (note 4(c)). US GAAP allows interests in unincorporated joint ventures in the natural resource industry to be accounted for by proportionate consolidation.

(b)	Development expenditures applicable to mining properties

Under Canadian GAAP, exploration costs incurred to the date of establishing that a property is economically recoverable are charged to earnings. Further development expenditures are capitalized and included in the carrying amount of the related property. Under US GAAP, exploration costs incurred until the completion of a final feasibility study on the property are charged to earnings in the period they are incurred. Under US GAAP, $233.6 million of such expenditures would be expensed during the year ended December 31, 2008, which resulted in a $173.7 million, net of tax of $59.9 million charge to earnings
58     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(2007 – $53.0 million, net of tax of $26.0 million; 2006 – $16.0 million, net of tax of $8.9 million) principally arising from mining expenditures incurred relating to the Éléonore, Hollinger, Pueblo Viejo, Cerro Blanco and Terrane development projects. The portion relating to Pueblo Viejo which was a $96.3 million, net of tax of $32.1 million charge to earnings is recorded in share of earnings of equity investees.

The Company incurred $63.5 million of drilling and related costs during the year ended December 31, 2008 (2007 – $64.2 million; 2006 – $31.2 million) to convert mineral resources to reserves or to provide greater definition of existing reserves at properties that are either in the production or development stage that were capitalized. The Company acknowledges that there is diversity in interpretation and application of accounting practice within the mining industry with respect to the accounting treatment of such costs, in that some companies expense as incurred, the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine.

(c)	Commencement of production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production (note 2(h)). Under US GAAP, commercial production is considered to have commenced when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. For the year ended December 31, 2008, there was one Canadian/US GAAP difference with respect to the determination of commercial production as follows:
(i)	Peñasquito project
According to Canadian GAAP, at December 31, 2008, the mine is at a pre-commercial production phase while for US GAAP purposes, commercial production commenced and associated production costs were expensed beginning on February 1, 2008. For US GAAP purposes, the impact of this difference was to increase revenues, operating expenses, and depreciation and depletion expense for the year ended December 31, 2008 by $25.2 million, $83.4 million, and $21.9 million respectively, decrease net earnings for the year ended December 31, 2008 by $57.7 million, and the balance sheet impact was to increase inventories by $5.9 million, decrease mining interests by $86.0 million and decrease future income and mining taxes by $22.4 million as at December 31, 2008.
(ii)	Los Filos project
According to Canadian GAAP, the mine commenced commercial production on January 1, 2008, while for US GAAP purposes, commercial production commenced and associated production costs were expensed beginning on March 1, 2007. For US GAAP purposes, the impact of this difference was to increase net earnings for the year ended December 31, 2007 by $1.8 million and the balance sheet impact was to increase inventories by $26.0 million, decrease mining interests by $23.5 million and decrease current future income and mining tax asset by $0.7 million as at December 31, 2007. At December 31, 2008, the balance sheet impact was to increase mining interests by $2.5 million, decrease current future income and mining tax asset by $0.7 million and increase opening retained earnings by $1.8 million.
(iii)	Red Lake underground expansion project
An expansion of the underground mine at Red Lake commenced in 2006. The #3 shaft production hoist and service cage was commissioned during the third quarter of 2007 and waste skipping and personnel movement commenced. However, due to a change in the project scope and the fact that the ventilation system was not functional until a later date, the shaft was not considered to be in commercial production for purposes of Canadian GAAP until January 1, 2008. Under US GAAP, once an asset is in operation it is considered to be in use and should be depreciated. For US GAAP purposes, the impact of this
GOLDCORP     |     59

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
difference was to increase depreciation and depletion expense for the year ended December 31, 2007 by $2.1 million, decrease net earnings for the year ended December 31, 2007 by $1.4 million, decrease mining interests at December 31, 2007 and 2008 by $2.1 million and increase current future income and mining tax asset at December 31, 2007 and 2008 by $0.7 million.

(d)	Investments in securities

Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (note 3), a US and Canadian GAAP difference existed in the accounting for investments in marketable and equity securities, which, under US GAAP Statement of Financial Accounting Standards (“SFAS”) 115 — Accounting for Certain Investments in Debt and Equity Securities, would have been classified as trading securities and available-for-sale, respectively, and carried at fair value. The unrealized gains on trading securities were not recognized under Canadian GAAP, but were recognized under US GAAP in net earnings. The unrealized holding gains on available-for-sale securities were also not recognized under Canadian GAAP, but were recognized under US GAAP as a component of other comprehensive income and reported in a separate component of shareholders’ equity until realized. At December 31, 2006, for US GAAP purposes, the Company’s marketable securities increased by $12.1 million and long-term investments increased by $70.5 million as a result of valuing the investments in marketable and equity securities at fair value, with an increase in future income tax liabilities of $11.2 million. The amounts recorded in other comprehensive income for US GAAP purposes, for the year ended December 31, 2006 was $40.9 million (net of tax expense of $8.5 million). The amount recorded in net earnings in the year ended December 31, 2006 was $8.0 million (net of tax expense of $1.8 million). The unrealized holding gain in AOCI at December 31, 2006 includes $18.4 million related to Silver Wheaton’s non-controlling interests.

(e)	Contributed surplus

Prior to 2004 and under Canadian GAAP, the Company used $70.6 million of contributed surplus to eliminate a deficit which is not allowed for under US GAAP. Also prior to 2004, for US GAAP purposes the Company reduced contributed surplus by $56.3 million resulting from the amalgamation with another company.

(f)	Flow-through shares

Under US GAAP, the proceeds from the issuance of flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the underlying shares and the amount the investor pays for the flow-through shares. A liability is recorded for this difference and is reversed when tax benefits are renounced. Under Canadian GAAP, the estimated income tax benefits renounced by the Company are treated as a cost of issuing equity and share capital is reduced.

(g)	Cumulative translation adjustment

Prior to April 1, 2005, the Canadian dollar was determined to be the functional currency of the Company’s Canadian operations and these operations were translated into US dollars with the cumulative translation adjustment recorded in AOCI under both Canadian and US GAAP.

Under US GAAP, a proportionate amount of the cumulative translation adjustment ($3.4 million) is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(h)	Comprehensive income

Under US GAAP, SFAS 130 — Reporting Comprehensive Income establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net earnings, plus certain other items that are recorded directly to shareholders’ equity such as foreign exchange translation adjustments and unrealized mark-to-market gains and losses on available-for-sale securities and investments. A Canadian/US GAAP difference existed prior to the adoption of the new Canadian accounting standard for comprehensive income on January 1, 2007 (note 3).
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Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(i)	Mining taxes

Certain changes to income tax legislation affecting mining companies became law in 2003. However, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which was considered to be substantively enacted for Canadian GAAP purposes) did not receive the required approval to be considered enacted for US GAAP purposes until October 4, 2006. Consequently, for US GAAP purposes, the 2004 and 2005 results were adjusted to remove the benefit recognized for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes. As these legislative changes were enacted for US GAAP purposes in 2006, the cumulative adjustment of $7.1 million with respect to these income tax benefits was recorded in net earnings in 2006.

(j)	Stock options

The Company has a 2005 Stock Option Plan (note 19(b)). Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 — Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified, or settled after January 1, 2003. On January 1, 2006, the Company adopted SFAS 123R — Accounting for Stock-Based Compensation (“SFAS 123R”) on a modified prospective basis, and, as a result, prior periods were not restated. The application of SFAS 123R to Restricted Share Units did not result in any significant change in the method of accounting for these units.

The accounting for stock option expense relating to stock options granted to employees is similar under Canadian and US GAAP with the exception noted below.

Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the US dollar, the Company’s functional currency, or the local currency of the foreign operation, are required under SFAS 123R to be classified as liabilities and fair valued each period. The cumulative effect of this change in accounting policy was recorded as at January 1, 2006, and resulted in a $14.9 million decrease to opening retained earnings, a total increase to derivative liability of $23.4 million and a decrease to stock options and additional paid in capital of $8.5 million. For the year ended December 31, 2008, the net effect of accounting for these stock options as derivative liability, is to reduce net earnings by $12.7 million (2007 – $10.0 million; 2006 – $8.0 million). The derivative liability at December 31, 2008 relating to stock options issued to employees of foreign operations totaled $31.6 million (December 31, 2007 – $76.3 million), which is net of $46.7 million (2007 – $38.3 million; 2006 – $18.6 million) reclassified to common shares relating to stock options exercised during the year then ended. During the year ended December 31, 2008, stock options and additional paid in capital was increased by $10.7 million relating to the reclassification of $11.9 million from derivative liability for the change in status of certain employees, offset by the reversal of $1.2 million of stock option expense recognized on options issued to foreign operations under Canadian GAAP (2007 – reduced by $3.7 million relating to the reversal of stock option expense recognized on options issued to foreign operations under Canadian GAAP). During the year ended December 31, 2006, stock options and additional paid in capital was reduced by $96.6 million relating to the reclassification of $82.1 million of stock options issued to employees of foreign operations to derivative liability, the reversal of $6.0 million of stock option expense recognized on options issued to foreign operations under Canadian GAAP and the cumulative impact of the change in accounting policy for stock options of $8.5 million. The reversal of amounts reclassified to common shares on exercise of stock options under Canadian GAAP during the year ended December 31, 2008 was $13.4 million (2007 – $17.7 million; 2006 – $8.5 million).

The total intrinsic value of stock options outstanding and exercisable at December 31, 2008, exclusive of options issued to employees of foreign operations, was $89.9 million and $70.3 million, respectively. The total intrinsic value of stock options exercised during the year ended December 31, 2008 was $66.8 million.

At December 31, 2008 there was $33.2 million of total unrecognized compensation cost related to unvested stock options. This cost will be recognized over the weighted average period of 2.22 years. The following summarizes the changes in the Company’s unvested stock options during the year ended December 31, 2008:
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Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

	Number of	Weighted
	Stock Options	Average Grant
	Granted	Date Fair Value
	(000’s)	(US$/option)

Unvested stock options at January 1, 2008	4,637	$6.26
Granted	4,520	11.42
Vested	(2,466)	6.11
Forfeited	(325)	8.98

Unvested stock options at December 31, 2008	6,366	$9.84

(k)	Deferred stripping costs

On January 1, 2006, the Company adopted EITF 04-06 — Accounting for Stripping Costs Incurred during Production in the Mining Industry, which differs from the Canadian GAAP guidance in EIC-160 — Stripping Costs Incurred in the Production Phase of a Mining Operation. Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Therefore additions to the deferred stripping cost balance capitalized under Canadian GAAP is charged to earnings for US GAAP purposes as gold is produced and sold. The Company adjusted for this difference retroactively, with the cumulative effect of the change in accounting policy recorded in the opening balance of retained earnings as at January 1, 2006. The opening retained earnings adjustment, which impacted the Alumbrera mine only, was $11.1 million (net of future income and mining taxes of $4.8 million). For the year ended December 31, 2008, this Canadian/US GAAP difference also impacted the Los Filos mine which capitalized deferred stripping costs during 2008. For the year ended December 31, 2008, the net effect of expensing the stripping costs for US GAAP purposes is to reduce net earnings by $8.1 million (2007 — $9.0 million; 2006 — $4.3 million), net of future income tax recovery of $0.4 million (2007 and 2006 — $nil). Of the $8.1 million charge to earnings, $7.0 million relates to Alumbrera, which is recorded in share of earnings of equity investees.
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Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(l)	Share purchase warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. In 2006, an interpretation of US GAAP, contained in SFAS 133 — Accounting for Derivative Instruments and Hedging Activities, required that share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings. For the year ended December 31, 2008, the net effect of reflecting the mark-to-market loss on these share purchase warrants was to reduce net earnings by $36.2 million, net of non-controlling interests of $39.0 million (2007 — $66.2 million mark-to-market loss, net of non-controlling interests of $111.8 million; 2006 — $541.6 million mark-to-market loss, net of non-controlling interests of $68.8 million).

On September 25, 2008, the Company completed its acquisition of Gold Eagle (notes 4(a) and 19(a)) for $1,286.8 million. As part of its purchase price, the Company issued 0.8 million share purchase warrants with an exercise price of C$34.76 per share. The amount reclassified to derivative liability for these warrants was $8.0 million. On February 14, 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(b)). The results of Silver Wheaton were consolidated prior to this disposition. The effect of this disposition was to decrease goodwill by $21.5 million, decrease derivative liability by $562.5 million and increase non-controlling interests by $266.0 million. The net amount of $275.0 million was recognized as an increase to gain on disposition of Silver Wheaton shares by $101.8 million, decrease to mining interests by $171.2 million, decrease to depreciation and depletion expense by $2.0 million and increase to income and mining tax expense and future income and mining tax liability by $0.6 million. The $719.6 million reclassification of warrants from derivative liabilities to common shares and share purchase warrants in 2006 relates to the early exercise of the five existing series of warrants at the time of announcement in March 2006. In 2006, the Company restated its goodwill arising from the purchase of Wheaton River in 2005 in the amount of $21.5 million, for US GAAP purposes, due to the impact of the above interpretation on the fair value of the net assets of Silver Wheaton, a subsidiary acquired as part of that purchase.

The derivative liability relating to share purchase warrants at December 31, 2008 was $93.6 million (December 31, 2007 -$572.9 million). The non-controlling interest share of the derivative liability relating to share purchase warrants at December 31, 2008 was $nil (December 31, 2007 — $227.0 million).

(m)	Pro forma information on business combinations

Under US GAAP, SFAS 141 — Business combinations requires disclosure of certain pro forma information for the period in which a material business combination occurs. The 2007 and 2006 columns of the following table presents the pro forma results of operations for informational purposes, assuming that (i) the Company had acquired the full ownership interest in Porcupine and Musselwhite (note 4(c)) at the beginning of 2007 and (ii) the Company had acquired Glamis (note 5(a)), certain Placer Dome assets (note 5(b)),Virginia (note 5(c)) and the full ownership interest in Porcupine and Musselwhite (note 4(c)) at the beginning of 2006, respectively.

	2007	2006

Revenues	$1,796.9	$1,578.2
Net earnings (loss)	323.2	(204.2)
Pro forma basic and diluted net earnings (loss) per share	0.46	(0.29)

The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to carrying values of mining assets upon acquisition of mine assets. The pro forma basic and diluted net earnings (loss) per share have been calculated assuming the common shares issued in connection with the acquisition of Glamis, Virginia and Wheaton were issued at the beginning of each year presented. This information may not necessarily be indicative of the future combined results of operations of the Company.
GOLDCORP     |     63

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(n)	Defined benefit pension plans

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158 - Employers’ Accounting for Defined Benefit Plans and Other Post Retirement Benefits — an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”), which was effective for the Company’s December 31, 2006 consolidated financial statements. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit plan, other than a multi-employer plan, as an asset or liability, with changes in the funded status recognized as other comprehensive income. An additional requirement, to measure the funded status of a plan as of the year-end date, is effective for years ending after December 15, 2008.

The Company adopted SFAS 158 for its 2006 fiscal year. For US GAAP purposes, the net effect of this adoption was to increase other comprehensive income for the year ended December 31, 2008 by $3.0 million (2007 – decrease by $0.4 million), decrease other long-term liabilities at December 31, 2008 by $2.6 million (December 31, 2007 – increase by $1.7 million), increase future income and mining taxes at December 31, 2008 by $0.8 million (December 31, 2007 – decrease future income and mining taxes by $0.5 million) and increase AOCI at December 31, 2008 by $1.8 million (December 31, 2007 – decrease by $1.2 million).

For US GAAP purposes, the amounts recognized in AOCI (pre-tax) that have not been recognized as components of defined benefit pension expense at December 31 are as follows:

	2008	2007

Actuarial gain (loss), net	$5.3	$(0.5)
Past service costs	(2.7)	(1.2)

	2.6	(1.7)

The estimated net gain and past service costs for the defined benefit pension plans that will be amortized from AOCI into defined benefit pension expense over the next fiscal year are $0.3 million and $0.2 million, respectively.

(o)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation 48 — Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption did not result in any adjustment to opening retained earnings for purposes of US GAAP.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2008	2007

Balance at January 1	$105.7	$129.1
Additions based on tax positions taken during the current year	5.9	20.4
Additions for tax positions taken during prior years	2.4	14.0
Reductions for tax positions taken during prior years	(15.1)	(57.8)

Balance at December 31	$98.9	$105.7

As at December 31, 2008, the Company had $98.9 million of unrecognized tax benefits. If recognized, $98.9 million of these amounts would be recorded as a benefit to income taxes on the Consolidated Statements of Earnings and, therefore, would impact the reported effective tax rate. In February 2009, the Company reached a settlement with the Internal Revenue Service related to certain income tax audits for the years 2005 to 2007. As a result, it is likely that within the next twelve months, the amount of unrecognized tax benefits will decrease by $13.0 million for such resolution.
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Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2008, the Company recognized $3.9 million of interest and penalties (2007 — $5.5 million; 2006 — $1.5 million). The Company had $12.3 million of interest and penalties accrued at December 31, 2008 (December 31, 2007 — $8.4 million).

The Company is subject to taxes in Canada, the United States, Mexico, Honduras, Argentina and various foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2008 are as follows:

Canada	2001 to 2008
United States	2000 to 2008
Mexico	2003 to 2008
Honduras	2003 to 2008
Argentina	2003 to 2008
(p)	Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 — Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). This Statement simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurements for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, and eliminates the restriction on the passive derivative instruments that a qualifying special — purpose entity (“SPE”) may hold, with any changes in fair value recognized in earnings. SFAS 155 is effective for all financial instruments acquired or issued in the first fiscal year beginning after Sept. 15, 2006. The adoption of SFAS 155 at January 1, 2007 did not have a material impact on the Company’s consolidated financial statements.

(q)	Accounting for Planned Major Maintenance Activities

In September 2006, the FASB issued FSP AUG AIR-1 — Accounting for Planned Major Maintenance Activities (“FSP AUG AIR-1”), which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements, for fiscal years beginning after December 15, 2006. The adoption of FSP AUG AIR-1 did not have a material impact on the Company’s consolidated financial statements.

(r)	United States accounting pronouncements adopted effective January 1, 2008
(i)	Fair Value Measurements
In September 2006, the FASB issued SFAS 157 — Fair Value Measurements (“SFAS 157”), effective for fiscal periods beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued FSP FAS 157-2, which provided for a one-year deferral of the application of SFAS 157 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. The adoption of SFAS 157 at January 1, 2008, for financial assets and liabilities carried at fair value, did not have a material impact on the Company’s consolidated financial statements.
(ii)	Fair Value Option
In February 2007, the FASB issued SFAS 159 — The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The adoption of SFAS 159 at January 1, 2008 did not have a material impact on the Company’s consolidated financial statements.
GOLDCORP     |     65

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(s)	United States accounting pronouncements to be implemented effective January 1, 2009

In December 2007, the FASB issued SFAS 141(R) — Business Combinations (“SFAS 141(R)”) and SFAS 160 — Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which are both effective for fiscal years beginning after December 15, 2008.

SFAS 141(R), which will replace SFAS 141 — Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the “acquisition method”, compared to the “purchase method” required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.
66     |     GOLDCORP

HEAD OFFICE		STOCK EXCHANGE LISTING
Park Place		Toronto Stock Exchange: G
Suite 3400 — 666 Burrard Street Vancouver, BC V6C 2X8		New York Stock Exchange: GG
Canada		TRANSFER AGENT
Telephone:	(604) 696-3000	CIBC Mellon Trust Company
Fax:	(604) 696-3001	Suite 1600
Website: goldcorp.com		1066 West Hastings Street
Vancouver, BC V6E 3X1
TORONTO OFFICE		Canada
Suite 3201 — 130 Adelaide Street West		Toll free in Canada and the US:
Toronto, ON M5H 3P5		(800) 387-0825
Canada		Outside of Canada and the US:
Telephone:	(416) 865-0326	(416) 643-5500
Fax:	(416) 359-9787	Email: inquiries@cibcmellon.com

RENO OFFICE		INVESTOR RELATIONS
Suite 310 — 5190 Neil Road		Jeff Wilhoit
Reno, NV 89502		Vice President, Investor Relations
United States		Toll free: (800) 567-6223
Telephone:	(775) 827-4600	Email: info@goldcorp.com
Fax:	(775) 827-5044
MEXICO OFFICE		AUDITORS
Luismin SA de CV		Deloitte & Touche LLP Vancouver, BC
Arquimedes #130 — 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:	52 (55) 9138-4000
Fax:	52 (55) 5280-7636